Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2018 Report on Review of Interim Financial Information
2.	1Q18 Earnings release
3.	Board of Directors Minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Three-Month Period

Ended March 31, 2018 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated

Interim Financial Information

for the Three-Month Period Ended March 31, 2018

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information—ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information – ITR Form for the quarter ended March 31, 2018, which comprise the balance sheet as of March 31, 2018 and related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1) Interim Financial Information and with International Standard IAS 34 –Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information – ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission – CVM.

Other matters

Interim statements of value added

The individual and consolidated statements of value added for the three-month period ended March 31, 2018, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 2, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Wagner Bottino

Accountant CRC 1SP196907/O-7

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2018	12/31/2017	03/31/2018	12/31/2017
			Restated		Restated
Current assets
Cash and cash equivalents	4	681,401	93,174	4,667,629	5,002,004
Financial investments and hedging instruments	4	301,172	21,657	1,482,010	1,283,498
Trade receivables and reseller financing, net	5	—	—	4,351,254	4,147,894
Inventories, net	6	—	—	3,338,115	3,513,577
Recoverable taxes, net	7	35,273	33,070	899,053	881,584
Dividends receivable		10,860	27,930	11,240	11,137
Other receivables		2,217	2,404	84,727	44,025
Prepaid expenses, net	10	1,569	1,597	146,576	150,046
Contractual assets with customers – exclusive rights, net	11	—	—	456,811	456,213

Total current assets		1,032,492	179,832	15,437,415	15,489,978
Non-current assets
Financial investments and hedging instruments	4	—	—	89,623	84,426
Trade receivables and reseller financing, net	5	—	—	347,575	329,991
Related parties	8.a	774,850	762,562	490	490
Deferred income and social contribution taxes	9.a	29,481	29,158	710,850	614,061
Recoverable taxes, net	7	48,685	48,685	325,493	313,242
Escrow deposits	21.a	—	148	830,317	822,660
Indemnity asset – business combination	21.c	—	—	202,352	202,352
Other receivables		—	—	2,350	7,918
Prepaid expenses, net	10	38	—	376,995	346,886
Contractual assets with customers – exclusive rights, net	11	—	—	1,037,115	1,046,147

Total long term assets		853,054	840,553	3,923,160	3,768,173
Investments
In subsidiaries	12.a	8,861,788	9,268,261	—	—
In joint-ventures	12.a; 12.b	55,951	54,739	127,228	122,061
In associates	12.c	—	—	25,534	25,341
Other		—	—	2,792	2,792
Property, plant, and equipment, net	13	—	—	6,813,700	6,634,528
Intangible assets, net	14	246,163	246,163	2,218,877	2,162,638

		9,163,902	9,569,163	9,188,131	8,947,360
Total non-current assets		10,016,956	10,409,716	13,111,291	12,715,533

Total assets		11,049,448	10,589,548	28,548,706	28,205,511

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2018 and December 31, 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2018	12/31/2017	03/31/2018	12/31/2017
			Restated		Restated
Current liabilities
Loans and hedging instruments	15	—	—	1,942,656	1,819,766
Debentures	15.g	5,879	817,654	944,959	1,681,199
Finance leases	15.i	—	—	2,743	2,710
Trade payables	16	111	461	1,859,790	2,155,498
Salaries and related charges	17	244	244	304,477	388,118
Taxes payable	18	469	343	221,697	221,529
Dividends payable	25.h	13,099	335,930	14,472	338,845
Income and social contribution taxes payable		—	—	58,504	86,836
Post-employment benefits	19.b	—	—	30,059	30,059
Provision for asset retirement obligation	20	—	—	4,439	4,799
Provision for tax, civil, and labor risks	21.a	—	—	57,437	64,550
Trade payables – customers and third parties’ indemnification	22	—	—	48,393	72,216
Other payables		—	7,439	126,770	125,150
Deferred revenue	23	—	—	18,779	18,413

Total current liabilities		19,802	1,162,071	5,635,175	7,009,688
Non-current liabilities
Loans and hedging instruments	15	—	—	6,186,624	6,113,545
Debentures	15.g	1,722,258	—	5,658,179	3,927,569
Finance leases	15.i	—	—	45,150	45,805
Related parties	8.a	5,757	4,003	4,176	4,185
Deferred income and social contribution taxes	9.a	—	—	37,826	38,524
Post-employment benefits	19.b	—	—	213,705	207,464
Provision for asset retirement obligation	20	—	—	56,944	59,975
Provision for tax, civil, and labor risks	21.a; 21.c	989	982	865,967	861,246
Deferred revenue	23	—	—	13,370	12,896
Subscription warrants – indemnification	24	169,865	171,459	169,865	171,459
Other payables		—	—	196,266	162,834

Total non-current liabilities		1,898,869	176,444	13,448,072	11,605,502
Shareholders’ equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	1,149	536	1,149	536
Capital reserve	25.d	549,778	549,778	549,778	549,778
Treasury shares	25.c	(482,260)	(482,260)	(482,260)	(482,260)
Revaluation reserve on subsidiaries	25.e	4,868	4,930	4,868	4,930
Profit reserves	25.f	3,629,851	3,629,851	3,629,851	3,629,851
Retained earnings		73,916	—	73,916	—
Valuation adjustments	25.g	148,058	159,643	148,058	159,643
Cumulative translation adjustments	25.g	33,665	53,061	33,665	53,061
Additional dividends to the minimum mandatory dividends	25.h	—	163,742	—	163,742

Shareholders’ equity attributable to:
Shareholders of the Company		9,130,777	9,251,033	9,130,777	9,251,033
Non-controlling interests in subsidiaries		—	—	334,682	339,288

Total shareholders’ equity		9,130,777	9,251,033	9,465,459	9,590,321

Total liabilities and shareholders’ equity		11,049,448	10,589,548	28,548,706	28,205,511

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2018	03/31/2017	03/31/2018	03/31/2017
			Restated		Restated
Net revenue from sales and services	26	—	—	20,751,122	18,544,570
Cost of products and services sold	27	—	—	(19,229,825)	(16,987,475)

Gross profit		—	—	1,521,297	1,557,095
Operating income (expenses)
Selling and marketing	27	—	—	(671,447)	(597,150)
General and administrative	27	—	—	(372,568)	(362,578)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	—	—	(2,230)	(6,353)
Other operating income, net	29	32	1	(262,723)	56,335

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		32	1	212,329	647,349
Financial income	30	19,613	30,754	112,444	164,361
Financial expenses	30	(20,513)	(36,965)	(219,409)	(285,536)

Financial result, net		(900)	(6,211)	(106,965)	(121,175)
Share of profit of subsidiaries, joint ventures and associates	12	74,490	356,681	(2,981)	6,428

Income before income and social contribution taxes		73,622	350,471	102,383	532,602

Income and social contribution taxes
Current	9.b; 9c	(89)	(1,121)	(122,063)	(190,190)
Deferred	9.b	322	3,212	92,531	12,294

		233	2,091	(29,532)	(177,896)
Net income for the period		73,855	352,562	72,851	354,706

Net income for the period attributable to:
Shareholders of the Company		73,855	352,562	73,855	352,562
Non-controlling interests in subsidiaries		—	—	(1,004)	2,144
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.1363	0.6508	0.1363	0.6508
Diluted	31	0.1353	0.6461	0.1353	0.6461

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2018	03/31/2017	03/31/2018	03/31/2017
			Restated		Restated
Net income for the period attributable to shareholders of the Company		73,855	352,562	73,855	352,562
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	(1,004)	2,144

Net income for the period		73,855	352,562	72,851	354,706

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g	(11,972)	48,362	(11,972)	48,362
Fair value adjustments of financial instruments of joint ventures, net	25.g	686	594	686	594
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g	(19,396)	1,322	(19,396)	1,322
Items that are not subsequently reclassified to profit or loss:
Losses of post-employment benefits of subsidiaries, net	25.g	(299)	(24)	(299)	(24)

Total comprehensive income for the period		42,874	402,816	41,870	404,960

Total comprehensive income for the period attributable to shareholders of the Company		42,874	402,816	42,874	402,816
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	(1,004)	2,144

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,130,935	159,643	53,061	—	163,742	9,381,261	339,571	9,720,832
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(130,228)	—	—	—	—	(130,228)	(283)	(130,511)

Balance as of January 1, 2018		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	159,643	53,061	—	163,742	9,251,033	339,288	9,590,321
Net income for the period		—	—	—	—	—	—	—	—	—	73,855	—	73,855	(1,004)	72,851
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	25.g	—	—	—	—	—	—	—	(11,286)	—	—	—	(11,286)	—	(11,286)
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	(299)	—	—	—	(299)	—	(299)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	(19,396)	—	—	(19,396)	—	(19,396)

Total comprehensive income for the period		—	—	—	—	—	—	—	(11,585)	(19,396)	73,855	—	42,874	(1,004)	41,870
Equity instrument granted	25.b	—	613	—	—	—	—	—	—	—	—	—	613	—	613
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(62)	—	—	—	—	62	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,602)	(3,602)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)

Balance as of March 31, 2018		5,171,752	1,149	549,778	(482,260)	4,868	629,144	3,000,707	148,058	33,665	73,916	—	9,130,777	334,682	9,465,459

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais)

							Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2016		3,838,686	—	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	165,515	8,527,623	30,935	8,558,558
Effects of IFRS adoption	2.y	—	—	—	—	—	—	(82.427)	—	—	—	—	—	(82,427)	(81)	(82,508)

Balance as of January 1, 2017		3,838,686	—	552,038	(483,879)	5,339	550,428	2,500,471	1,333,066	(23,987)	7,519	—	165,515	8,445,196	30,854	8,476,050
Net income for the period		—	—	—	—	—	—	—	—	—	—	352,562	—	352,562	2,144	354,706
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	25.g	—	—	—	—	—	—	—	—	48,956	—	—	—	48,956	—	48,956
Actuarial losses of post-employment benefits, net of income taxes	25.g	—	—	—	—	—	—	—	—	(24)	—	—	—	(24)	—	(24)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g	—	—	—	—	—	—	—	—	—	1,322	—	—	1,322	—	1,322

Total comprehensive income for the period		—	—	—	—	—	—	—	—	48,932	1,322	352,562	—	402,816	2,144	404,960
Sale of treasury shares	25.c	—	—	3,114	3,685	—	—	—	—	—	—	—	—	6,799	—	6,799
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(62)	—	—	—	—	—	62	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	—	(10)	—	(10)	—	(10)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)

Balance as of March 31, 2017—Restated		3,838,686	—	555,152	(480,194)	5,277	550,428	2,500,471	1,333,066	24,945	8,841	352,614	—	8,689,286	32,904	8,722,190

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2018	03/31/2017	03/31/2018	03/31/2017
			Restated		Restated
Cash flows from operating activities
Net income for the period		73,855	352,562	72,851	354,706
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(74,490)	(356,681)	2,981	(6,428)
Amortization of contractual assets with customers – exclusive rights	11	—	—	104,513	128,218
Depreciation and amortization	13;14	—	—	194,243	165,044
PIS and COFINS credits on depreciation	13;14	—	—	4,338	3,233
Interest, monetary, and foreign exchange rate variations		14,814	35,324	223,191	169,046
Deferred income and social contribution taxes	9.b	(322)	(3,212)	(92,531)	(12,294)
(Gain) loss on disposal of property, plant and equipment and intangibles	28	—	—	2,230	6,353
Estimated losses on doubtful accounts		—	—	27,507	15,109
Provision for losses in inventories		—	—	(117)	2,533
Provision for post-employment benefits		—	—	5,680	2,703
Other provisions and adjustments		—	—	(1,258)	279

		13,857	27,993	543,628	828,502
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	(230,867)	(12,600)
Inventories	6	—	—	175,579	153,874
Recoverable taxes	7	(2,203)	14,001	(13,640)	(20,633)
Dividends received from subsidiaries and joint-ventures		468,743	451,445	—	—
Insurance and other receivables		187	1,570	(25,177)	305,073
Prepaid expenses	10	28	(603)	3,470	(29,167)
Contractual assets with customers – exclusive rights	11	—	—	(598)	(4,527)
Increase (decrease) in current liabilities
Trade payables	16	(352)	(121)	(295,708)	(514,315)
Salaries and related charges	17	—	1	(83,641)	(75,826)
Taxes payable	18	126	(182)	168	15,606
Income and social contribution taxes		—	—	6,016	169,422
Post-employment benefits	19.b	—	—	—	(1,295)
Provision for tax, civil, and labor risks	21.a	—	—	(7,113)	(1,153)
Insurance and other payables		(7,439)	—	(32,599)	63,855
Deferred revenue	23	—	—	366	(124)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	(17,584)	(15,715)
Recoverable taxes	7	—	(17,064)	(12,251)	(30,571)
Escrow deposits		148	—	(7,657)	(10,084)
Other receivables		—	—	5,568	1,629
Prepaid expenses	10	(38)	—	(30,109)	(47,544)
Contractual assets with customers – exclusive rights	11	—	—	385	5,853
Increase (decrease) in non-current liabilities
Post-employment benefits	19.b	—	—	263	652
Provision for tax, civil, and labor risks	21.a	7	(589)	4,721	(89,432)
Other payables		—	—	33,432	(6,289)
Deferred revenue	23	—	—	474	272
Payments of contractual assets with customers – exclusive rights		—	—	(95,866)	(146,038)
Income and social contribution taxes paid		—	—	(34,348)	(285,017)

Net cash provided by (used in) operating activities		473,064	476,451	(113,088)	254,408

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2018	03/31/2017	03/31/2018	03/31/2017
			Restated		Restated
Cash flows from investing activities
Financial investments, net of redemptions		(279,515)	(50,664)	(203,458)	246,196
Cash and cash equivalents of subsidiary acquired	3.c	—	—	3,662	—
Acquisition of property, plant, and equipment	13	—	—	(284,453)	(241,845)
Acquisition of intangible assets	14	—	—	(70,909)	(32,902)
Acquisiton of companies	3.c	—	—	(100,000)	—
Capital increase in joint ventures	12.b	—	—	(8,000)	—
Proceeds from disposal of property, plant and equipment and intangibles	28	—	—	4,901	5,464

Net cash used in investing activities		(279,515)	(50,664)	(658,257)	(23,087)

Cash flows from financing activities
Loans and debentures
Proceeds	15	1,721,596	—	2,081,068	283,262
Repayments	15	(800,000)	—	(1,074,003)	(606,091)
Interest paid	15	(29,811)	(55,576)	(84,273)	(153,281)
Payments of financial lease	15.i	—	—	(1,278)	(1,297)
Dividends paid		(486,573)	(470,728)	(488,115)	(470,752)
Sale of treasury shares	25.c	—	6,799	—	—
Related parties	8.a	(10,534)	17,261	(9)	—

Net cash provided by (used in) financing activities		394,678	(502,244)	433,390	(948,159)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	3,580	15,356

Increase (decrease) in cash and cash equivalents		588,227	(76,457)	(334,375)	(701,482)

Cash and cash equivalents at the beginning of the period	4	93,174	127,944	5,002,004	4,274,158
Cash and cash equivalents at the end of the period	4	681,401	51,487	4,667,629	3,572,676

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2018 and 2017

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2018%		03/31/2017%		03/31/2018%		03/31/2017%
				Restated				Restated
Revenue
Gross revenue from sales and services, except rents and royalties	26	—		—		21,478,209		19,214,305
Rebates, discounts, and returns	26	—		—		(214,094)		(222,375)
Estimated losses on doubtful accounts – allowance		—		—		(29,796)		(40,545)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	28;29	—		—		(264,953)		49,982

		—		—		20,969,366		19,001,367
Materials purchased from third parties
Raw materials used		—		—		(1,533,242)		(1,206,038)
Cost of goods, products, and services sold		—		—		(17,664,330)		(15,704,100)
Third-party materials, energy, services, and others		1,955		1,679		(282,012)		(567,976)
Losses of assets		—		—		(5,806)		(4,145)

		1,955		1,679		(19,485,390)		(17,482,259)
Gross value added		1,955		1,679		1,483,976		1,519,108

Deductions
Depreciation and amortization	13;14	—		—		(194,243)		(165,044)
PIS and COFINS credits on depreciation	13;14	—		—		(4,338)		(3,233)

		—		—		(198,581)		(168,277)
Net value added by the Company		1,955		1,679		1,285,395		1,350,831

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	74,490		356,681		(2,981)		6,428
Rents and royalties	26	—		—		37,079		36,352
Financial income	30	19,613		30,754		112,444		164,361

		94,103		387,435		146,542		207,141
Total value added available for distribution		96,058		389,114		1,431,937		1,557,972

Distribution of value added
Labor and benefits		1,604	2	1,409	—	526,352	37	458,180	29
Taxes, fees, and contributions		569	—	(2,001)	(1)	560,963	39	382,876	25
Financial expenses and rents		20,030	21	37,144	10	271,771	19	362,210	23
Retained earnings		73,855	77	352,562	91	72,851	5	354,706	23

Value added distributed		96,058	100	389,114	100	1,431,937	100	1,557,972	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 32.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation.

At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to ndustrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdown of revenue from sales and services is shown in Note 26.

Amortization of contractual assets with customers (see Notes 2.f and 11) for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized as a deduction of the sales revenue in the income statement according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23 - Loyalty program.

The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•	Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•	Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•	Measured at fair value through profit or loss: financial assets not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Note 33.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled. An allowance for estimated losses on doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of the customers’ credit quality (see Notes 5 and 33—Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company (see Notes 3.b and 12). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 12). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 20), less accumulated depreciation and, when applicable, less provision for losses (see Note 13).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 13, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

i.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 13 and 14. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 15.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 34.c).

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 14):

•	Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes (see Note 14.i).

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 14, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 14 items i and v).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 15.j).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, income tax and social contribution, in the same taxable entity and the same taxation authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index (“IPCA”) until the respective tank is removed (see Note 20). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income statements when they become known.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 21).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 19.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

s.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historical exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments on March 31, 2018 was a gain of R$ 33,665 (gain of R$ 53,061 on December 31, 2017)—see Note 25.g—Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A.(i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A.(ii)	Bolivar	Venezuela

(i)	The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.
(ii)	According the definition and general guidance of IAS 29, the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On January 26, 2018, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 39, altering the Venezuelan foreign exchange markets and regulating the DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange) as the legally recognized type of exchange rate, being the Bolivar traded at the variable exchange rate of 49,477.50 VEF/US$ for sale and 49,353.81 VEF/US$ for purchase as of March 31, 2018. The DICOM is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The loss recognized in income for the three-month period ended March 31, 2018 amounted to R$ 334 (R$ 2,620 gain for the three-month period ended March 31, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 15 and 33), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 33), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.m and 9), the determination of control in subsidiaries (Notes 2.f, 2.s, 3 and 12.a), the determination of joint control in joint venture (Notes 2.f, 12.a and 12.b), the determination of significant influence in associates (Notes 2.f and 12.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s), the useful lives of property, plant, and equipment (Notes 2.h and 13), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 14), provisions for assets retirement obligations (Notes 2.n and 20), provisions for tax, civil, and labor risks (Notes 2.o and 21), estimates for the preparation of actuarial reports (Notes 2.p and 19.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the present period (see Note 14.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

v.     Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for the International Financial Reporting Standards (“IFRS”), which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investment activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB which are effective as of January 1, 2018:

	Equivalent CPC	Effective date
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48	2018

• IFRS 15 – Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47	2018

The Company and its subsidiaries disclosed the information to the impacts on the adoption of IFRS 9 (CPC 48) and 15 (CPC 47), in accordance with the new accounting practices introduced by the IASB and immaterial reclassifications and adjustments to the better presentation of the interim financial information: i) the sales revenue previously recognized at the issuance of the invoice, was adjusted to the time of the delivery of the products and ii) segregation of sales and purchase taxes between the sales revenue and the cost of products.

(1)	IFRS 9 adoption (CPC 48)—Financial instruments

a)	Classification and measurement of financial instruments:

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, concluded that the target is achieved, receiving contractual cash flows and selling financial assets (hold for collect and sell). Accordingly, most part of the financial investments are classified as measured at fair value through other comprehensive income, except for funds that are classified as measured at fair value through profit or loss and financial investments given as collateral for loans that are classified as amortized cost (see Note 2.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2017
	Classification as previously reported according to IAS 39 / CPC 38		New classification according to IFRS 9 / CPC 48
	Category	Carrying value	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	147,926	—	—	147,926
Financial investments in local currency	Measured at fair value through profit or loss	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	68,742	—	2,720	66,022
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,449	—	—	7,449
Fixed-income securities and funds in foreign currency	Available for sale	129,131	—	129,131	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	85,753	85,753	—	—

Total		6,396,928	1,195,075	4,953,456	221,397

b)	Estimated losses on doubtful accounts

The Company and its subsidiaries assessed the estimated credit losses on doubtful accounts on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of customers’ credit quality (see Note 2.d).

c)	Derivative financial instruments

The Company and its subsidiaries have not identified impacts arising from this change keeping the permanence of the application of IAS 39.

(2)	IFRS 15 adoption (CPC 47)—Revenue recognition from contracts with customers

The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers and based on their diagnosis did not identify material measurement impacts resulting from the adoption of this standard (see Note 2.a).

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses, allocated as selling and marketing until December 31, 2017, shall be better presented as a reduction of revenue, substantially in relation to the amortization expenses of exclusive contracts to operate Ipiranga service station.

The Company and its subsidiaries adopted retrospectively the impacts of the IFRS 9 and 15.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, reclassifications and immaterial adjustments:

Assets	As previously reported	IFRS 9 adoption(1)	IFRS 15 adoption(2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Current assets
Cash and cash equivalents	5,002,004	—	—	—	5,002,004
Financial investments and hedging instruments	1,283,498	—	—	—	1,283,498
Trade receivables and reseller financing, net	4,337,118	(157,198)	—	(32,026)	4,147,894
Inventories, net	3,491,879	—	—	21,698	3,513,577
Recoverable taxes, net	881,584	—	—	—	881,584
Dividends receivable	11,137	—	—	—	11,137
Other receivables	44,025	—	—	—	44,025
Prepaid expenses, net	150,046	—	—	—	150,046
Contractual assets with customers – exclusive rights, net	—	—	456,213	—	456,213

Total current assets	15,201,291	(157,198)	456,213	(10,328)	15,489,978
Non-current assets
Financial investments and hedging instruments	84,426	—	—	—	84,426
Trade receivables and reseller financing, net	329,991	—	—	—	329,991
Related parties	490	—	—	—	490
Deferred income and social contribution taxes	545,611	53,447	12,150	2,853	614,061
Recoverable taxes, net	313,242	—	—	—	313,242
Escrow deposits	822,660	—	—	—	822,660
Indemnity asset – business combination	202,352	—	—	—	202,352
Other receivables	7,918	—	—		7,918
Prepaid expenses, net	346,886	—	—	—	346,886
Contractual assets with customers – exclusive rights, net	—	—	1,046,147	—	1,046,147

Total long term assets	2,653,576	53,447	1,058,297	2,853	3,768,173
Investments
In joint-ventures	122,061	—	—		122,061
In associates	25,341	—	—	—	25,341
Other	2,792	—	—		2,792
Property, plant, and equipment, net	6,607,788	—	—	26,740	6,634,528
Intangible assets, net	3,727,473	—	(1,538,095)	(26,740)	2,162,638

	10,485,455	—	(1,538,095)	—	8,947,360
Total non-current assets	13,139,031	53,447	(479,798)	2,853	12,715,533

Total assets	28,340,322	(103,751)	(23,585)	(7,475)	28,205,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities	As previously reported	IFRS 9 adoption (1)	IFRS 15 adoption (2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Current liabilities
Loans and hedging instruments	1,819,766	—	—	—	1,819,766
Debentures	1,681,199	—	—	—	1,681,199
Finance leases	2,710	—	—	—	2,710
Trade payables	2,155,498	—	—	—	2,155,498
Salaries and related charges	388,118	—	—	—	388,118
Taxes payable	225,829	—	—	(4,300)	221,529
Dividends payable	338,845	—	—	—	338,845
Income and social contribution taxes payable	86,836	—	—	—	86,836
Post-employment benefits	30,059	—	—	—	30,059
Provision for asset retirement obligation	4,799	—	—	—	4,799
Provision for tax, civil, and labor risks	64,550	—	—	—	64,550
Trade payables – customers and third parties’ indemnification	72,216	—	—	—	72,216
Other payables	125,150	—	—	—	125,150
Deferred revenue	18,413	—	—	—	18,413

Total current liabilities	7,013,988	—	—	(4,300)	7,009,688
Non-current liabilities
Loans and hedging instruments	6,113,545	—	—	—	6,113,545
Debentures	3,927,569	—	—	—	3,927,569
Finance leases	45,805	—	—	—	45,805
Related parties	4,185	—	—	—	4,185
Deferred income and social contribution taxes	38,524	—	—	—	38,524
Post-employment benefits	207,464	—	—	—	207,464
Provision for asset retirement obligation	59,975	—	—	—	59,975
Provision for tax, civil, and labor risks	861,246	—	—	—	861,246
Deferred revenue	12,896	—	—	—	12,896
Subscription warrants – indemnification	171,459	—	—	—	171,459
Other payables	162,834	—	—	—	162,834

Total non-current liabilities	11,605,502	—	—	—	11,605,502
Shareholders’ equity
Share capital	5,171,752	—	—	—	5,171,752
Equity instrument granted	536	—	—	—	536
Capital reserve	549,778	—	—	—	549,778
Treasury shares	(482,260)	—	—	—	(482,260)
Revaluation reserve on subsidiaries	4,930	—	—	—	4,930
Profit reserves	3,760,079	(103,468)	(23,585)	(3,175)	3,629,851
Valuation adjustments	159,643	—	—		159,643
Cumulative translation adjustments	53,061	—	—		53,061
Additional dividends to the minimum mandatory dividends	163,742	—	—		163,742

Shareholders’ equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(23,585)	(3,175)	9,251,033
Non-controlling interests in subsidiaries	339,571	(283)	—	—	339,288

Total shareholders’ equity	9,720,832	(103,751)	(23,585)	(3,175)	9,590,321

Total liabilities and shareholders’ equity	28,340,322	(103,751)	(23,585)	(7,475)	28,205,511

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	As previously reported	IFRS 9 adoption(1)	IFRS 15 adoption(2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Net revenue from sales and services	18,727,888	—	(129,942)	(53,376)	18,544,570
Cost of products and services sold	(17,040,851)	—	—	53,376	(16,987,475)

Gross profit	1,687,037	—	(129,942)	—	1,557,095
Operating income (expenses)
Selling and marketing	(703,339)	(24,347)	130,536	—	(597,150)
General and administrative	(362,578)	—	—	—	(362,578)
Gain (loss) on disposal of property, plant and equipment and intangibles	(6,353)	—	—	—	(6,353)
Other operating income, net	56,335	—	—	—	56,335

Operating income before financial income (expenses) and share of profit of joint ventures and associates	671,102	(24,347)	594	—	647,349
Financial income	164,361	—	—	—	164,361
Financial expenses	(285,536)	—	—	—	(285,536)

Financial result, net	(121,175)	—	—	—	(121,175)
Share of profit of joint ventures and associates	6,428	—	—	—	6,428

Income before income and social contribution taxes	556,355	(24,347)	594	—	532,602

Income and social contribution taxes
Current	(190,190)	—	—	—	(190,190)
Deferred	4,173	8,278	(157)	—	12,294

	(186,017)	8,278	(157)	—	(177,896)
Net income for the period	370,338	(16,069)	437	—	354,706

Net income for the period attributable to:
Shareholders of the Company	368,170	(16,069)	461	—	352,562
Non-controlling interests in subsidiaries	2,168	—	(24)	—	2,144
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	0.6796				0.6508
Diluted	0.6747				0.6461

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	As previously reported	IFRS 9 adoption(1)	IFRS 15 adoption(2)	Reclassification and adjustments	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the period	370,338	(16,069)	437	—	354,706
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(6,428)	—	—	—	(6,428)
Amortization of contractual assets with customers – exclusive rights	—	—	128,218	—	128,218
Depreciation and amortization	295,581	—	(130,537)	—	165,044
PIS and COFINS credits on depreciation	3,233	—	—	—	3,233
Asset retirement obligation	(525)	—	—	525	—
Interest, monetary, and foreign exchange rate variations	169,046	—	—	—	169,046
Deferred income and social contribution taxes	(4,173)	(8,278)	157	—	(12,294)
(Gain) loss on disposal of property, plant and equipment and intangibles	6,353	—	—	—	6,353
Estimated losses on doubtful accounts	—	—	—	15,109	15,109
Provision for losses in inventories	—	—	—	2,533	2,533
Provision for post-employment benefits	—	—	—	2,703	2,703
Other provisions and adjustments	279	—	—	—	279

	833,704	(24,347)	(1,725)	20,870	828,502
(Increase) decrease in current assets
Trade receivables and reseller financing	(20,512)	24,347	(1,326)	(15,109)	(12,600)
Inventories	156,047	—	—	(2,533)	153,874
Contractual assets with customers – exclusive rights	—	—	(4,527)	—	(4,527)
Other current asset items	255,273	—	—	—	255,273
Increase (decrease) in current liabilities
Insurance and other payables	64,380	—	—	(525)	63,855
Other current liabilities items	(407,685)	—	—	—	(407,685)
(Increase) decrease in non-current assets
Contractual assets with customers – exclusive rights	—	—	5,853	—	5,853
Other non-current asset items	(102,285)	—	—	—	(102,285)
Increase (decrease) in non-current liabilities
Post-employment benefits	3,355	—	—	(2,703)	652
Other non-current liabilities items	(95,449)	—	—	—	(95,449)
Payments of contractual assets with customers – exclusive rights	—	—	(146,038)	—	(146,038)
Income and social contribution taxes paid	(285,017)	—	—	—	(285,017)

Net cash provided by operating activities	402,171	—	(147,763)	—	254,408

Cash flows from investing activities
Acquisition of intangible assets	(180,665)	—	147,763	—	(32,902)
Other investing activities items	9,815	—	—	—	9,815

Net cash used in investing activities	(170,850)	—	147,763	—	(23,087)

Net cash used in financing activities	(948,159)	—	—	—	(948,159)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	15,356	—	—	—	15,356

Decrease in cash and cash equivalents	(701,482)	—	—	—	(701,482)

Cash and cash equivalents at the beginning of the period	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the period	3,572,676	—	—	—	3,572,676

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards, amendments, and interpretations to IFRS were issued by the IASB are not effective as of March 31, 2018:

	Equivalent CPC	Effective date
• IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	06 (R2)	2019

The Company and its subsidiaries are quantifying the potential effects of this pronouncement, and it is expected to have a relevant impact on the recognition of the right of use and debt related to lease contracts of the land and building of service stations, drugstores and stores due to the number of operating lease contracts of the subsidiaries (see Note 34.c).

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on May 2, 2018.

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition

a)	Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated interim financial information include the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2018		12/31/2017
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Chevron Brasil Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	56	—	—
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	—	100	—	100
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	—
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	—
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda. (see Note 3.d)	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Association with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. The association is formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. On February, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”) and published in the Brazilian Federal Official Gazette. On December 1, 2017, the association was concluded, through the contribution of the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtained direct control of CBLSA. IPP and Chevron hold 56% and 44%, respectively, of the CBLSA.

The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill. The purchase price allocation is being determined and its conclusion is estimated for the fourth quarter of 2018. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The Company, supported by a third party company specialized in valuations, estimated the temporary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 123,673. The temporary goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs.

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date (December 1, 2017), subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	73,316	Trade payables	33,453
Trade receivables	157,016	Salaries and related charges	18,251
Inventories	112,998	Taxes payable	20,089
Recoverable taxes	5,595	Other payables	28,743
Other receivables	15,497

	364,422		100,536
Non-current assets		Non-current liabilities
Related parties	7,077	Provision for tax, civil, and labor risks	202,352
Indemnity asset	202,352	Deferred income and social contribution taxes	3,300
Escrow deposits	4,095	Post-employment benefits	44,478
Other receivables	5,257
Property, plant, and equipment	172,526
Intangible assets	9,944

	401,251		250,130

Total assets acquired	765,673	Total liabilities assumed	350,666

Temporary goodwill	123,673	Participation of non-controlling interests	182,603

Total assets acquired and temporary goodwill	889,346	Temporary consideration transferred	356,077

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the provisional goodwill is shown below:
Temporary consideration transferred	356,077
Total assets acquired	765,673
Total liabilities assumed	(350,666)
Non-controlling interest	(182,603)

Temporary goodwill (see Note 14.i)	123,673

d)	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

On January 30, 2018, the Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda., which had already been operated by the subsidiary Tequimar in the Port of Santos. The purchase price of the acquisition was R$102,880, subjected to adjustment of working capital and net indebtedness. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the SG of CADE. On March 2, 2018, CADE issued a certificate, attesting to the approval of the transaction. On March 29, 2018, the acquisition was concluded through the closing of the operation.

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date (March 29, 2018), subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	3,662	Trade payables	14

Recoverable taxes	3,830		14
Other receivables	15,524

	23,016

Non-current assets
Deferred income and social contribution taxes	1,054
Escrow deposits	72
Property, plant, and equipment	75,872

	76,998

Total assets acquired	100,014	Total liabilities assumed	14

Temporary goodwill	6,240

Total assets acquired and temporary goodwill	106,254	Temporary consideration transferred	106,240

The calculation of the provisional goodwill is shown below:
Temporary consideration transferred	106,240
Total assets acquired	(100,014)
Total liabilities assumed	14

Temporary goodwill (see Note 14.i)	6,240

For further details of property, plant, and equipment assets acquired, see Note 13.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e)	Unrealized Acquisition

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the Extraordinary General Shareholders’ Meeting (“EGM”) of Ultrapar approved the transaction. The closing of the acquisition were subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On February 28, 2018, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the process and the negotiations conducted with the Court of Appeals decided to reject the transaction with the majority of votes. Due to non-compliance of one of the precedent conditions to the consummation of the transaction, Cia. Ultragaz paid a fine of R$ 286,160 in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) on March 9, 2018 (see Note 29).

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33, based on business model of financial assets of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,239,262 as of March 31, 2018 (R$ 6,369,928 as of December 31, 2017) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Cash and bank deposits
In local currency	301	143	101,897	73,128
In foreign currency	—	—	119,061	74,798
Financial investments considered cash equivalents
In local currency
Fixed-income securities	681,100	93,031	4,386,481	4,821,605
In foreign currency
Fixed-income securities	—	—	60,190	32,473

Total cash and cash equivalents	681,401	93,174	4,667,629	5,002,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Financial investments
In local currency
Fixed-income securities and funds	301,172	21,657	1,202,174	1,153,040
In foreign currency
Fixed-income securities and funds	—	—	219,991	129,131
Currency and interest rate hedging instruments (a)	—	—	149,468	85,753

Total financial investments	301,172	21,657	1,571,633	1,367,924

Current	301,172	21,657	1,482,010	1,283,498
Non-current	—	—	89,623	84,426

(a)	Accumulated gains, net of income tax (see Note 33).

5.	Trade Receivables and Reseller Financing (Consolidated)

The composition of trade receivables and reseller financing is as follows:

	03/31/2018	12/31/2017 Restated
Domestic customers	4,235,950	4,025,726
Reseller financing – Ipiranga (i)	725,930	675,236
Foreign customers	217,701	229,701
(-) Estimated losses on doubtful accounts	(480,752)	(452,778)

Total	4,698,829	4,477,885

Current	4,351,254	4,147,894
Non-current	347,575	329,991

(i)	Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2018	5,179,581	4,285,880	141,441	70,118	61,940	97,394	522,808
03/31/2017	4,930,663	4,070,523	200,939	46,491	48,197	87,812	476,701

Movements in the estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	295,580
IFRS 15 adoption	157,198

Balance as of December 31, 2017—Restated	452,778
Additions	30,996
Write-offs	(3,022)

Balance as of March 31, 2018	480,752

For further information about estimated losses on doubtful accounts see Note 33 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2018			12/31/2017 Restated
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,493,179	(3,117)	1,490,062	1,626,449	(3,074)	1,623,375
Finished goods	524,835	(22,084)	502,751	500,223	(18,495)	481,728
Work in process	2,704	—	2,704	1,637	—	1,637
Raw materials	404,872	(1,288)	403,584	492,029	(1,835)	490,194
Liquefied petroleum gas (LPG)	83,217	(5,761)	77,456	102,748	(5,761)	96,987
Consumable materials and other items for resale	140,860	(3,406)	137,454	160,024	(5,380)	154,644
Pharmaceutical, hygiene, and beauty products	484,585	(2,532)	482,053	417,726	(2,447)	415,279
Purchase for future delivery(1)	215,126	—	215,126	222,808	—	222,808
Properties for resale	27,032	(107)	26,925	27,032	(107)	26,925

	3,376,410	(38,295)	3,338,115	3,550,676	(37,099)	3,513,577

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	4,571
Reversals of obsolescence and other losses	(3,375)

Balance as of March 31, 2018	38,295

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2018	12/31/2017
Net realizable value adjustment	24,388	19,817
Obsolescence and other losses	13,907	17,282

Total	38,295	37,099

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
ICMS	—	—	611,164	580,630
Provision for ICMS losses(1)	—	—	(73,104)	(72,076)
PIS and COFINS	—	—	306,865	348,333
IRPJ and CSLL	83,958	81,755	334,423	295,172
Value-Added Tax (IVA) of foreign subsidiaries	—	—	32,148	27,180
Others	—	—	13,050	15,587

Total	83,958	81,755	1,224,546	1,194,826

Current	35,273	33,070	899,053	881,584
Non-current	48,685	48,685	325,493	313,242

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future based on its estimative, and its movements are as follows:

Balance as of December 31, 2017	72,076
Additions, write-offs and reversals, net	1,028

Balance as of March 31, 2018	73,104

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets	Liabilities
	Debentures(1)	Account payable	Financial income(1)
Ipiranga Produtos de Petróleo S.A.	774,850	—	14,009
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5,757	—

Total as of March 31, 2018	774,850	5,757	14,009

	Assets	Liabilities
	Debentures(1)	Other payables(2)	Account payable	Financial income(1)
Ipiranga Produtos de Petróleo S.A.	762,562	—	—	27,208
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	4,003	—
Oxiteno S.A. Indústria e Comércio	—	3,086	—	—
Companhia Ultragaz S.A.	—	1,585	—	—
Terminal Químico de Aratu S.A.—Tequimar	—	2,768	—	—

Total as of December 31, 2017	762,562	7,439	4,003

Total as of March 31, 2017				27,208

(1)	In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.
(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	4,305
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	4,457	213
Refinaria de Petróleo Riograndense S.A.	—	—	—	15,123
Others	490	1,230	—	—

Total as of March 31, 2018	490	4,176	4,457	19,641

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,489
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	1,067	31
Refinaria de Petróleo Riograndense S.A.	—	—	—	22,199
Others	490	1,239	—	—

Total as of December 31, 2017	490	4,185	1,067	23,719

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	2	4,305
Refinaria de Petróleo Riograndense S.A.	—	251,851
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,431	720

Total as of March 31, 2018	1,433	256,876

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	2	4,026
Refinaria de Petróleo Riograndense S.A.	—	174,142
ConectCar Soluções de Mobilidade Eletrônica S.A.	567	729

Total as of March 31, 2017	569	178,897

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 15.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation, which was terminated with the succession of the chief executive officer announced by the Company in June, 2017. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 19.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	03/31/2018	03/31/2017
Short-term compensation	10,588	10,770
Stock compensation	1,558	1,373
Post-employment benefits	547	807
Long-term compensation	—	1,123

Total	12,693	14,073

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(1,725)	7,653
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(6,067)	11,080
December 9, 2014	570,000	2019 to 2021	50.64	39,814	(22,540)	17,274
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(4,160)	1,839
November 7, 2012	199,998	2017 to 2019	42.90	18,309	(16,395)	1,914
December 14, 2011	40,000	2016 to 2018	31.85	5,272	(5,104)	168

	1,183,398			95,919	(55,991)	39,928

For the three-month period ended March 31, 2018, the amortization in the amount of R$ 3,591 (R$ 4,508 for the three-month period ended March 31, 2017) was recognized as a general and administrative expense.

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of 3 to 6 years, to directors or employees of the Company or its subsidiaries. The information in this incentive plan reflect both plans.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the Participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

The Board of Directors approved the 1st Restricted stock program and the 1st Restricted stock and performance program, as follows:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	120,000	2023	76.38	12,642	(1,054)	11,588
Restricted and Performance	November 8, 2017	46,270	2020 to 2022	76.38	5,901	(642)	5,259

		166,270			18,543	(1,696)	16,847

For the three-month period ended March, 2018, a general and administrative expense in the amount of R$ 912 was recognized in relation to the Plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
				Restated
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	106,994	103,092
Provisions for tax, civil, and labor risks	—	—	145,468	145,767
Provision for post-employment benefits	—	—	83,132	81,199
Provision for differences between cash and accrual basis	—	—	31,698	40,755
Goodwill	—	—	15,393	14,234
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,138	74,972
Provision for asset retirement obligation	—	—	17,974	19,111
Other provisions	29,551	29,158	134,314	158,952
Tax losses and negative basis for social contribution carryforwards (9.d)	—	—	343,928	201,471

Total	29,551	29,158	954,039	839,553

Offset the liabilities balance	(70)	—	(243,189)	(225,492)

Net balance of assets	29,481	29,158	710,850	614,061

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,079	2,109
Lease	—	—	3,363	3,361
Provision for differences between cash and accrual basis	—	—	47,314	44,440
Provision for goodwill/negative goodwill	—	—	147,353	131,811
Business combination – fair value of assets	—	—	45,217	45,414
Temporary differences of foreign subsidiaries	—	—	324	955
Other provisions	70	—	35,365	35,926

Total	70	—	281,015	264,016

Offset the assets balance	(70)	—	(243,189)	(225,492)

Net balance of liabilities	—	—	37,826	38,524

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	03/31/2018	03/31/2017
		Restated
Initial balance	507,087	409,699
IFRS 9 and 15 adoption	68,450	42,275
Deferred IRPJ and CSLL recognized in income of the year	92,531	12,294
Deferred IRPJ and CSLL recognized in other comprehensive income	3,510	(29,015)
Deferred IRPJ and CSLL recognized in business combination (see Note 3.d)	1,054	—
Others	392	(476)

Final balance	673,024	434,777

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	—	183,904
From 1 to 2 Years	9,851	121,283
From 2 to 3 Years	9,850	177,760
From 3 to 5 Years	9,850	115,873
From 5 to 7 Years	—	233,909
From 7 to 10 Years	—	121,310

Total of deferred tax assets relating to IRPJ and CSLL	29,551	954,039

The technical study on Extrafarma’s projection of taxable profits for the realization of deferred tax assets was reviewed by the Fiscal Council on February 20, 2018 and approved by the Company’s Board of Directors on February 21, 2018, taking into account implementation of the actions proposed by the subsidiary’s management, among them, the operational restructuring and the expansion of stores.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2018	03/31/2017(1)	03/31/2018(1)	03/31/2017
				Restated
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(868)	(6,210)	105,364	526,174
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	295	2,111	(35,824)	(178,899)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(79)	(27)	(17,829)	(12,704)
Nontaxable revenues (ii)	11	—	3,596	1,244
Adjustment to estimated income (iii)	—	—	2,655	3,211
Other adjustments	6	7	1,398	1,725

Income and social contribution taxes before tax incentives	233	2,091	(46,004)	(185,423)

Tax incentives—SUDENE	—	—	16,472	7,527

Income and social contribution taxes in the income statement	233	2,091	(29,532)	(177,896)

Current	(89)	(1,121)	(122,063)	(190,190)
Deferred	322	3,212	92,531	12,294
Effective IRPJ and CSLL rates—%	26.8	33.7	28.0	33.8

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions; and
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base(1)	75	2017
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base(2)	75	2026
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)	The first semester of 2018, the subsidiary will request to SUDENE the extension of the tax incentive for another 10 years.
(2)	On July 3, 2017, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive, due to productive unit implementation for its Juazeiro plant – Bahia. SUDENE approved the incentive until 2026 through an appraisal report issued on November 7, 2017. The constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service (“RFB”), on November 27, 2017, for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2018, in the total amount of R$ 149 with retroactive effect to January 2017.

d.	Income and Social Contribution Taxes Carryforwards

As of March 31, 2018, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 1,016,512 (R$ 598,183 as of December 31, 2017) and negative basis of CSLL of R$ 997,773 (R$ 576,949 as of December 31, 2017), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 343,928 as of March 31, 2018 (R$ 201,471 as of December 31, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	03/31/2018	12/31/2017
Rents(1)	361,380	329,421
Advertising and publicity	67,743	67,321
Deferred Stock Plan, net (see Note 8.c)	33,267	37,591
Insurance premiums	30,170	39,629
Software maintenance	7,437	8,237
Other prepaid expenses	23,574	14,733

	523,571	496,932

Current	146,576	150,046
Non-current	376,995	346,886

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.	Contractual Assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the sales revenue in the income statement according to the conditions established in the agreement (amortization in weighted average term of 5 years) and are reviewed as changes occur under the terms of the agreements. Balance and changes are shown below:

	03/31/2018	03/31/2017
		Restated
Initial balance	—	—
IFRS 15 adoption	1,502,360	1,438,084

Initial balance – restated	1,502,360	1,438,084
Additions	95,866	146,038
Amortizations	(104,513)	(128,218)
Transfers	213	(1,326)

Final balance	1,493,926	1,454,578

Current	456,811	452,843
Non-current	1,037,115	1,001,735

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	03/31/2018
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Assets	1,191,122	5,425,288		16,784,096		2,519,049	524,323
Liabilities	2,502	2,848,017		11,701,700		2,505,533	355,817
Shareholders’ equity	1,188,620	2,577,271	(*)	5,082,396	(*)	13,516	168,506
Net revenue from sales and services	—	287,631		16,992,310		—	458,656
Net income (loss)	23,341	20,415	(*)	29,828	(*)	395	6,822
% of capital held	100	100		100		100	33

	12/31/2017—Restated
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Assets	1,167,912	5,434,041		17,092,490		2,472,924	517,439
Liabilities	2,486	2,752,027		11,684,775		2,459,803	352,583
Shareholders’ equity	1,165,426	2,682,014	(*)	5,407,715	(*)	13,121	164,856
% of capital held	100	100		100		100	33

	03/31/2017—Restated
	Subsidiaries						Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Net revenue from sales and services	—	273,814		15,668,427		—	341,232
Net income (loss)	11,724	101,606	(*)	231,614	(*)	1,723	30,159
% of capital held	100	100		100		100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,430	2,684,541	5,535,397	13,121	9,398,489	54,739	9,453,228
Effects of IFRS adoption	(4)	(2,526)	(127,698)	—	(130,228)	—	(130,228)

Balance as of January 1, 2018	1,165,426	2,682,015	5,407,699	13,121	9,268,261	54,739	9,323,000
Share of profit (loss) of subsidiaries and joint venture	23,341	20,415	29,813	395	73,964	526	74,490
Dividends and interest on equity (gross)	—	(97,849)	(353,824)	—	(451,673)	—	(451,673)
Tax liabilities on equity—method revaluation reserve	—	—	(1)	—	(1)	—	(1)
Equity instrument granted	7	20	586	—	613	—	613
Valuation adjustment of subsidiaries	(154)	(8,214)	(1,612)	—	(9,980)	686	(9,294)
Translation adjustments of foreign-based subsidiaries	—	(19,116)	(280)	—	(19,396)	—	(19,396)

Balance as of March 31, 2018	1,188,620	2,577,271	5,082,381	13,516	8,861,788	55,951	8,917,739

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Effects of IFRS adoption	(111)	(3,253)	(79,063)	—	(82,427)	—	(82,427)

Balance as of January 1, 2017—Restated	1,194,628	2,546,606	4,355,891	10,548	8,107,673	45,409	8,153,082
Share of profit (loss) of subsidiaries and joint venture	11,724	101,606	231,614	1,723	346,667	10,014	356,681
Dividends and interest on equity (gross)	(105,913)	—	—	—	(105,913)	—	(105,913)
Tax liabilities on equity—method revaluation reserve	—	—	(10)	—	(10)	—	(10)
Valuation adjustment of subsidiaries	—	34,097	14,239	—	48,336	596	48,932
Translation adjustments of foreign-based subsidiaries	—	1,322	—	—	1,322	—	1,322

Balance as of March 31, 2017—Restated	1,100,439	2,683,631	4,601,734	12,271	8,398,075	56,019	8,454,094

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2018.

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	8,000	8,000
Valuation adjustments	—	686	—	686
Share of profit (loss) of joint ventures	634	526	(4,679)	(3,519)

Balance as of March 31, 2018	6,730	55,951	64,547	127,228

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2016	4,518	45,409	66,215	116,142
Valuation adjustments	—	596	—	596
Share of profit (loss) of joint ventures	296	10,014	(4,342)	5,968

Balance as of March 31, 2017	4,814	56,019	61,873	122,706

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	03/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,754	387,886	97,995
Non-current assets	6,786	136,437	137,873
Current liabilities	1,824	289,431	105,451
Non-current liabilities	256	66,386	1,324
Shareholders’ equity	13,460	168,506	129,093
Net revenue from sales and services	4,448	458,656	13,450
Costs, operating expenses and income	(2,629)	(449,488)	(27,977)
Net financial income and income and social contribution taxes	(550)	(2,346)	5,170
Net income (loss)	1,269	6,822	(9,357)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	12/31/2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Shareholders’ equity	12,191	164,856	122,451
Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

	03/31/2017
	União Vopak	RPR	ConectCar
Net revenue from sales and services	3,342	341,232	5,780
Costs, operating expenses and income	(2,508)	(298,428)	(19,996)
Net financial income and income and social contribution taxes	(242)	(12,644)	5,532
Net income (loss)	592	30,159	(8,684)
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of February 28, 2018, while the other associates are valued based on the interim financial information as of March 31, 2018.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Dividends	(245)	—	—	—	(100)	(345)
Share of profit (loss) of associates	217	291	—	(50)	80	538

Balance as of March 31, 2018	6,320	14,749	3,618	290	557	25,534

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2016	6,001	12,981	3,678	71	—	22,731
Dividends	(287)	—	—	—	—	(287)
Share of profit (loss) of associates	260	237	(1)	(36)	—	460

Balance as of March 31, 2017	5,974	13,218	3,677	35	—	22,904

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	03/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,291	39,913	68	19	715
Non-current assets	16,166	77,146	10,278	1,311	2,821
Current liabilities	849	7,566	1	32	403
Non-current liabilities	332	8,148	3,109	427	1,460
Shareholders’ equity	25,276	101,345	7,236	871	1,673
Net revenue from sales and services	2,585	13,082	—	—	—
Costs, operating expenses and income	(1,567)	(10,083)	(5)	(155)	242
Net financial income and income and social contribution taxes	(56)	(1,079)	6	5	(1)
Net income (loss)	962	1,920	1	(150)	241
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,621	10,278	1,695	2,821
Current liabilities	1,960	12,338	—	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Shareholders’ equity	25,390	99,424	7,235	1,021	1,733
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	03/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	2,596	11,735	—	—	—
Costs, operating expenses and income	(1,541)	(12,422)	(17)	(56)	31
Net financial income and income and social contribution taxes	11	2,256	14	(9)	22
Net income (loss)	1,066	1,569	(3)	(65)	53
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.     Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	Reclassifications and adjustments	Balance on 12/31/2017—Restated	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS(*)	Balance on 03/31/2018
Cost:
Land	—	579,174	—	579,174	—	—	1,926	—	(3,827)	32,718	609,991
Buildings	30	1,639,867	—	1,639,867	754	—	35,371	(371)	(25,970)	20,847	1,670,498
Leasehold improvements	9	912,555	—	912,555	890	—	22,630	(28)	2	—	936,049
Machinery and equipment	12	4,721,931	—	4,721,931	31,528	—	29,521	514	(259,347)	36,934	4,561,081
Automotive fuel/lubricant distribution equipment and facilities	13	2,721,075	—	2,721,075	28,693	—	23,435	(9,108)	—	—	2,764,095
LPG tanks and bottles	11	643,697	49,158	692,855	27,131	—	2,552	(8,282)	—	—	714,256
Vehicles	6	287,295	—	287,295	8,656	—	5,761	(6,520)	(1,765)	—	293,427
Furniture and utensils	9	266,494	—	266,494	2,610	—	1,748	(133)	(9,858)	56	260,917
Construction in progress	—	929,000	—	929,000	183,884	—	(121,337)	(582)	5,917	—	996,882
Advances to suppliers	—	112,167	—	112,167	1,141	—	(2,690)	—	(4,163)	—	106,455
Imports in progress	—	786	—	786	60	—	(310)	—	—	—	536
IT equipment	5	353,022	—	353,022	3,828	—	590	(585)	387	6	357,248

		13,167,063	49,158	13,216,221	289,175	—	(803)	(25,095)	(298,624)	90,561	13,271,435

Accumulated depreciation:
Buildings		(724,408)	—	(724,408)	—	(13,201)	(450)	371	27,052	(4,434)	(715,070)
Leasehold improvements		(475,651)	—	(475,651)	—	(18,719)	846	29	—	—	(493,495)
Machinery and equipment		(2,980,166)	—	(2,980,166)	—	(65,599)	1,979	162	258,811	(10,229)	(2,795,042)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	(1,545,806)	—	(38,526)	5	8,470	—	—	(1,575,857)
LPG tanks and bottles		(305,965)	(22,418)	(328,383)	—	(22,432)	(2,347)	5,300	—	—	(347,862)
Vehicles		(112,200)	—	(112,200)	—	(7,032)	—	3,732	1,778	—	(113,722)
Furniture and utensils		(148,575)	—	(148,575)	—	(4,204)	(149)	121	9,670	(20)	(143,157)
IT equipment		(260,859)	—	(260,859)	—	(7,262)	132	576	(458)	(6)	(267,877)

		(6,553,630)	(22,418)	(6,576,048)	—	(176,975)	16	18,761	296,853	(14,689)	(6,452,082)

Provision for losses:
Advances to suppliers		(83)	—	(83)	—	—	—	—	—	—	(83)
Land		(104)	—	(104)	—	—	—	—	—	—	(104)
Leasehold improvements		(564)	—	(564)	—	—	—	—	(3)	—	(567)
Machinery and equipment		(4,724)	—	(4,724)	—	—	—	—	(8)	—	(4,732)
Automotive fuel/lubricant distribution equipment and facilities		(169)	—	(169)	—	—	—	3	—	—	(166)
Furniture and utensils		(1)	—	(1)	—	—	—	—	—	—	(1)

		(5,645)	—	(5,645)	—	—	—	3	(11)	—	(5,653)

Net amount		6,607,788	26,740	6,634,528	289,175	(176,975)	(787)	(6,331)	(1,782)	75,872	6,813,700

(*)	See Note 3.d.

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related basically to manufacturing of assets for expansion of plants, terminals, stores, bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2017	IFRS 15 adoption	Balance on 12/31/2017 – Restated	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Opening balance TEAS(*)	Balance on 03/31/2018
Cost:
Goodwill(i)	—	1,578,157	—	1,578,157	—	—	—	—	—	6,240	1,584,397
Software(ii)	5	853,079	—	853,079	69,061	—	798	(16)	(319)	49	922,652
Technology(iii)	5	32,617	—	32,617	—	—	—	—	—	—	32,617
Commercial property rights(iv)	10	55,069	—	55,069	1,805	—	—	(917)	—	—	55,957
Distribution rights	2	4,273,379	(4,145,189)	128,190	—	—	(347)	—	—	—	127,843
Brands(v)	—	113,543	—	113,543	—	—	—	—	196	—	113,739
Others(vi)	20	40,514	—	40,514	43	—	—	—	203	—	40,760

		6,946,358	(4,145,189)	2,801,169	70,909	—	451	(933)	80	6,289	2,877,965

Accumulated amortization:
Software		(456,799)	—	(456,799)	—	(16,909)	(14)	16	574	(49)	(473,181)
Technology		(32,541)	—	(32,541)	—	(18)	—	—	—	—	(32,559)
Commercial property rights		(21,292)	—	(21,292)	—	(1,145)	—	917	—	—	(21,520)
Distribution rights		(2,677,057)	2,580,354	(96,703)	—	(2,596)	124	—	—	—	(99,175)
Others		(31,196)	—	(31,196)	—	(1,453)	—	—	(4)	—	(32,653)

		(3,218,885)	2,580,354	(638,531)	—	(22,121)	110	933	570	(49)	(659,088)

		3,727,473	(1,564,835)	2,162,638	70,911	(22,121)	561	—	648	6,240	2,218,877

(*)	See Note 3.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i) The balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	03/31/2018	12/31/2017
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga(1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
CBLSA(2)	Ipiranga	123,673	123,673
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS(3)	Ultracargo	6,240	—
Others	Oxiteno	583	583

		1,584,397	1,578,157

(1)	Including R$ 246,163 in the parent.
(2)	See Note 3.c.
(3)	See Note 3.d.

On December 31, 2017, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2017, the discount and real growth rates used to extrapolate the projections ranged from 9.6% to 12.7% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 803.8%.

Revenue from sales and services, costs and expenses, and gross margin: for 2018, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2018, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of impairment for the year ended December 31, 2017. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vi) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2018	03/31/2017
		Restated
Inventories and cost of products and services sold	2,911	4,023
Selling and marketing	3,199	3,286
General and administrative	16,011	13,078

	22,121	20,387

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	03/31/2018	12/31/2017	Index/Currency	Weighted average financial charges 03/31/2018 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,500,130	2,454,142	US$	+5.3	2026
Foreign loan (c.1) (*)	795,546	788,794	US$ + LIBOR (i)	+1.0	2018 to 2022
Foreign loan (c.2 and c.3)	300,537	298,927	US$ + LIBOR (i)	+2.0	2018
Foreign loan (c.1) (*)	259,647	259,015	US$	+2.2	2018
Financial institutions (e)	534,051	330,755	US$ + LIBOR (i)	+2.1	2019 to 2023
Financial institutions (e)	114,567	106,745	US$	+2.8	2018 to 2022
Financial institutions (e)	33,452	27,048	MX$(ii)	+8.5	2018
Foreign currency advances delivered	38,522	26,080	US$	+2.6	< 70 days
Advances on foreign exchange contracts	66,859	44,515	US$	+2.9	< 79 days
BNDES (d)	3,819	4,460	US$	+6.4	2018 to 2020
Financial institutions (e)	18,282	3,382	MX$ + TIIE (ii)	+1.5	2018
Financial institutions (e)	40	593	Bs$(vii)	+24.0	2018

Subtotal foreign currency	4,665,452	4,344,456

Brazilian Reais – denominated loans:
Debentures—Ipiranga (g.1, g.3,and g.5)	2,885,202	2,836,741	CDI	105.8	2018 to 2022
Banco do Brasil – floating rate (f)	2,646,193	2,794,272	CDI	107.4	2018 to 2022
Debentures – 5th and 6th issuance (g.2 and g.7)	1,728,137	817,654	CDI	105.3	2023
Debentures – CRA (g.4 and g.6)	1,403,289	1,380,852	CDI	95.0	2022
Debentures – CRA (g.4 and g.6) (*)	580,213	554,402	IPCA	+4.6	2024
BNDES (d)	217,101	206,423	TJLP (iii)	+2.4	2018 to 2023
Export Credit Note – floating rate (h)	157,648	157,749	CDI	101.5	2018
BNDES (d)	65,325	69,422	SELIC (vi)	+2.3	2018 to 2023
BNDES EXIM	62,866	62,754	TJLP (iii)	+3.5	2018
Finance leases (i)	47,893	48,515	IGP-M (v)	+5.6	2018 to 2031
FINEP	32,346	35,611	R$	+4.0	2018 to 2021
FINEP	32,163	32,682	TJLP (iii)	+1.1	2018 to 2023
Banco do Nordeste do Brasil	23,390	28,136	R$	+8.5	2018 to 2021
BNDES EXIM	31,346	30,850	SELIC (vi)	+3.9	2018
BNDES (d)	22,862	26,270	R$	+5.6	2018 to 2022
FINAME	53	56	TJLP (iii)	+5.7	2018 to 2022

Subtotal Brazilian Reais	9,936,027	9,082,389

Total foreign currency and Brazilian Reais	14,601,479	13,426,845
Currency and interest rate hedging instruments (**)	178,832	163,749

Total	14,780,311	13,590,594

Current	2,890,358	3,503,675

Non-current	11,889,953	10,086,919

(*)	These transactions were designated for hedge accounting (see Note 33 – Hedge Accounting).
(**)	Accumulated losses (see Note 33).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2018, TJLP was fixed at 6.75% p.a.

(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On March 31, 2018, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.

(vii)	Bs$ = Bolívar.

The changes in loans, debentures and finance leases are shown below:

Balance as of December 31, 2017	13,426,845
New loans and debentures with cash effect	2,081,068
Interest accrued	203,432
Principal payment and financial leases	(1,075,281)
Interest payment	(84,273)
Monetary variation	33,312
Change in fair value	16,376

Balance as of March 31, 2018	14,601,479

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2018	12/31/2017
From 1 to 2 years	1,713,168	1,826,907
From 2 to 3 years	1,643,024	894,640
From 3 to 4 years	618,034	1,302,450
From 4 to 5 years	4,843,436	3,016,406
More than 5 years	3,072,291	3,046,516

	11,889,953	10,086,919

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 15.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1)	The subsidiary IPP has foreign loans in the amount of US$ 320 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.9% of CDI (see Note 33). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$(million)	Cost in % of CDI
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4
Jun/22	100.0	105.0

Total / average cost	320.0	102.9

2)	The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

3)	The subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.1% and maturity as shown below:

US$
Maturity	Millions
2020-Sep	20.0
2021-Feb	40.0
2022-Oct	40.0
2023-Mar	60.0

Total	160.0

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (accrued interest until March 31, 2018):

Maturity
2018-Apr	102,311
2019-Feb	168,239
2019-May	1,362,117
2020-May	337,842
2021-May	337,842
2022-May	337,842

Total	2,646,193

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

3)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4)	In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.7%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

5)	In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

6)	In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Face value unit:	R$1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

7)	In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures have maturity dates distributed as shown below (accrued interest until March 31, 2018).

Maturity
2018-Dec	814,865
2021-May	507,800
2022-Apr	666,738
2022-Jul	1,562,536
2022-Oct	736,550
2023-Mar	1,728,138
2024-Apr	366,931
2024-Oct	213,283

Total	6,596,841

h.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	03/31/2018	12/31/2017
Equipment and intangible assets, net of depreciation and amortization	14,847	15,732
Financing (present value)	47,893	48,515

Current	2,743	2,710
Non-current	45,150	45,805

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	03/31/2018	12/31/2017
Up to 1 year	5,113	5,113
From 1 to 2 years	5,113	5,113
From 2 to 3 years	5,113	5,113
From 3 to 4 years	5,113	5,113
From 4 to 5 years	5,113	5,113
More than 5 years	41,334	42,611

Total	66,899	68,176

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 03/31/2018
Notes in the foreign market (15.b)	0.0	15,298	—	(341)	14,957
Banco do Brasil (15.f)	0.2	8,065	—	(1,101)	6,964
Debentures (15.g)	0.2	44,709	3,740	(2,287)	46,162
Foreign loans (15.c)	0.1	1,213	—	(280)	933
Other	0.2	2,801	366	(226)	2,941

Total		72,086	4,106	(4,235)	71,957

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Notes in the foreign market (15.b)	1,406	1,484	1,567	1,654	1,747	7,099	14,957
Banco do Brasil (15.f)	4,760	1,262	548	326	68	—	6,964
Debentures (15.g)	9,827	9,794	9,877	9,686	4,801	2,177	46,162
Foreign loans (15.c)	691	174	68	—	—	—	933
Other	775	932	684	360	190	—	2,941

Total	17,459	13,646	12,744	12,026	6,806	9,276	71,957

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 67,152 as of March 31, 2018 (R$ 66,337 as of December 31, 2017) and by guarantees and promissory notes in the amount of R$ 9,917,088 as of March 31, 2018 (R$ 9,587,971 as of December 31, 2017).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 280,849 as of March 31, 2018 (R$ 237,537 as of December 31, 2017) and did not have guarantees related to raw materials imported by the subsidiary IPP as of March 31, 2018 (R$ 81,046 as of December 31, 2017).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 2,741 as of March 31, 2018 (R$ 8,224 as of December 31, 2017), with maturities of up to 90 days. Until March 31, 2018, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 68 as of March 31, 2018 (R$ 205 as of December 31, 2017), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

16.	Trade Payables (Consolidated)

	03/31/2018	12/31/2017
Domestic suppliers	1,686,211	1,973,668
Foreign suppliers	173,579	181,830

	1,859,790	2,155,498

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil.

17.	Salaries and Related Charges (Consolidated)

	03/31/2018	12/31/2017
Provisions on salaries	179,579	179,120
Profit sharing, bonus and premium	50,720	125,006
Social charges	70,518	64,524
Others	3,660	19,468

	304,477	388,118

18.	Taxes Payable (Consolidated)

	03/31/2018	12/31/2017
		Restated
ICMS	151,705	128,571
PIS and COFINS	25,981	25,319
PERT (*)	1,832	19,584
Value-Added Tax (IVA) of foreign subsidiaries	17,179	17,992
ISS	10,139	11,211
Others	14,861	18,852

	221,697	221,529

(*)	Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the three-month period ended March 31, 2018, the subsidiaries contributed R$ 6,166 (R$ 6,145 for the three-month period ended March 31, 2017) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2018 was 8,416 active participants and 254 retired participants. In addition, Ultraprev had 27 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2017 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	03/31/2018	12/31/2017
Health and dental care plan (1)	102,156	99,767
FGTS Penalty	84,176	81,831
Bonus	41,416	40,254
Life insurance (1)	16,016	15,671

Total	243,764	237,523

Current	30,059	30,059
Non-current	213,705	207,464

(1)	Only IPP, IpiLubs and CBLSA.

20.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

	03/31/2018	03/31/2017
Initial balance	64,773	77,564
Additions (new tanks)	104	158
Expense with tanks removed	(4,157)	(525)
Accretion expense	663	783

Final balance	61,383	77,980

Current	4,439	4,812
Non-current	56,944	73,168

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2017	Additions	Write-offs	Monetary restatement	Balance on 03/31/2018
IRPJ and CSLL (21.a.1.1)	515,829	—	—	4,181	520,010
PIS and COFINS (21.a.1.2)	34,927	—	(5,360)	251	29,818
ICMS	111,784	564	(869)	105	111,584
Civil, environmental and regulatory claims (21.a.2.1)	89,296	1,417	(2,627)	20	88,106
Labor litigation (21.a.3.1)	82,425	3,906	(4,406)	311	82,236
IPI	78,067	—	—	—	78,067
Other	13,468	—	(129)	244	13,583

Total	925,796	5,887	(13,391)	5,112	923,404

Current	64,550				57,437
Non-current	861,246				865,967

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	03/31/2018	12/31/2017
Tax matters	657,932	659,062
Labor litigation	71,618	71,074
Civil and other	100,767	92,524

Total – non-current assets	830,317	822,660

a.1)	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 487,733 as of March 31, 2018 (R$ 483,485 as of December 31, 2017). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose final trial are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 88,106 as of March 31, 2018 (R$ 89,296 as of December 31, 2017).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 82,236 as of March 31, 2018 (R$ 82,425 as of December 31, 2017) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is 50% or less). by the Company’s legal departments based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,663,966 as of March 31, 2018 (R$ 2,576,583 as of December 31, 2017).

b.1)	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,773,636 as of March 31, 2018 (R$ 1,709,435 as of December 31, 2017), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 165,506 as of March 31, 2018 (R$ 166,003 as of December 31, 2017).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 666,480 as of March 31, 2018 (R$ 618,774 as of December 31, 2017). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 305,361 as of March 31, 2018 (R$ 307,255 as of December 31, 2017), of which R$ 122,352 (R$ 121,891 as of December 31, 2017) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 116,132 (R$ 113,999 as of December 31, 2017); and inventory differences in the amount of R$ 191,757 (R$ 149,171 as of December 31, 2017) related to the leftovers or faults due to temperature changes or product handling.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 644,882 as of March 31, 2018 (R$ 645,868 as of December 31, 2017), mainly represented by:

b.1.3.1) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 188,707 as of March 31, 2018 (R$ 187,027 as of December 31, 2017), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 607,781, totaling 2,894 lawsuits as of March 31, 2018 (R$ 593,437, totaling 2,783 lawsuits as of December 31, 2017), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,484 as of March 31, 2018 (R$ 32,315 as of December 31, 2017). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (TCC) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannualy by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision.; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, to be paid in a single installment, with maturity in 180 (one hundred and eighty) days from the date of publication of the approval. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3) The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of March 31, 2018, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of March 31, 2018.

b.2.4) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of adverse conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s interim financial information, in addition to the amounts already recognized. In addition, the MPF denounced the subsidiary Tequimar in the criminal sphere, which shall wait for the court summons in order to take the necessary measures for its defense. In addition, as of March 31, 2018, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 83,075 and R$ 23,459 (R$ 88,075 and R$ 25,852 as of December 31, 2017), respectively. For more information see Note 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 282,549, totaling 1,893 lawsuits as of March 31, 2018 (R$ 273,711, totaling 1,899 lawsuits as of December 31, 2017), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA. The decisions of 1st instance were favorable to the companies, which are waiting for judgment of the Regional Labor Court of the 5th Region. In addition to collective actions, individual claims containing the same object have been filed.

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 3,452 are reflected in the consolidation of these interim financial information, as well as the contingent liabilities identified in the date of acquisition, whose provision amount of R$ 198,900 was recognized as a business combination on December 1, 2017. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

22.	Trade payables – customers and third parties’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Notwithstanding that, the Brazilian Federal Public Prosecutor denounced the subsidiary Tequimar in the criminal sphere, which shall wait for the court summons in order to take the necessary measures for its defense.

The decommissioning stage of the affected area were completed. In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

The remaining balance of customers and third parties’ indemnification is shown below:

	Balance on 12/31/2017	Additions	Write-offs	Payments	Balance on 03/31/2018
Current total	72,216	152	(17,270)	(6,705)	48,393

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	03/31/2018	12/31/2017
‘am/pm’ and Jet Oil franchising upfront fee	20,243	19,537
Loyalty program “Km de Vantagens”	9,531	9,134
Loyalty program “Clube Extrafarma”	2,375	2,638

	32,149	31,309

Current	18,779	18,413
Non-current	13,370	12,896

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended March 31, 2018 with 2,437 stores (2,414 stores as of December 31, 2017). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended March 31, 2018 with 1,747 stores (1,735 stores as of December 31, 2017).

24.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of March 31, 2018, the subscription warrants – indemnification were represented by 2,505,210 shares and amounted to R$ 169,865 (as of December 31, 2017, they were represented by 2,415,848 and totaled R$ 171,459). Due to the final adverse decision of some of these lawsuits, on March 31, 2018, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,002,363 (3,035,499 shares as of December 31, 2017). For further information on Extrafarma’s acquisition, see Note 3.a to the Financial Statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on B3 in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On March 31, 2018, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2018, on B3 was R$ 70.92.

As of March 31, 2018, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2018, there were 30,280,060 common shares outstanding abroad in the form of ADRs (28,935,260 shares as of December 31, 2017).

b.	Equity instrument granted

On April 19, 2017, a new share-based incentive plan was approved, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of March 31, 2018, 13,174,689 common shares (13,041,356 shares as of December 31, 2017) were held in the Company’s treasury, acquired at an average cost of R$ 36.61 per share (R$ 36.98 as of December 31, 2017).

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. For further information about the Extrafarma acquisition, see Note 3.a. to the Financial Statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,000,707 as of March 31, 2018.

g.	Valuation Adjustments and Cumulative Translation Adjustments

Valuation Adjustments

(i)	Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)	The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in shareholders’ equity as valuation adjustments. Gains and losses are reclassified to income statements when the financial investment is settled.

(iv)	The Company recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 33—net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in valuation adjustments and cumulative translation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total	Cumulative translation adjustment
Balance on December 31, 2017	(27,364)	—	(15,181)	202,188	159,643	53,061
Translation of foreign subsidiaries, net of income tax	—	—	—	—	—	(19,396)
Changes in fair value of financial instruments	(8,011)	(6,232)	—	—	(14,243)	—
Income and social contribution taxes on fair value	2,957	—	—	—	2,957	—
Actuarial losses of post-employment benefits	—	—	(299)	—	(299)	—

Balance on March 31, 2018	(32,418)	(6,232)	(15,480)	202,188	148,058	33,665

	Valuation adjustments
	Fair value of cash flow hedging instruments	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment
Balance on December 31, 2016	(26,883)	2,896	(23,987)	7,519
Translation of foreign subsidiaries, net of income tax	—	—	—	1,322
Changes in fair value of hedge instruments	73,870	—	73,870	—
Income and social contribution taxes on fair value	(24,914)	—	(24,914)	—
Actuarial losses of post-employment benefits	—	(24)	(24)	—

Balance on March 31, 2017	22,073	2,872	24,945	8,841

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018.

26.	Revenue from Sale and Services (Consolidated)

	03/31/2018	03/31/2017 Restated
Gross revenue from sale	21,440,614	19,195,468
Gross revenue from services	179,250	183,058
Sales taxes	(550,072)	(483,713)
Discounts and sales returns	(214,094)	(222,374)
Amortization of contractual assets with customers (see Note 11)	(104,513)	(128,218)
Deferred revenue (see Note 23)	(63)	349

Net revenue from sales and services	20,751,122	18,544,570

27.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	03/31/2018	03/31/2017 Restated
Raw materials and materials for use and consumption	18,882,407	16,683,719
Personnel expenses	604,400	529,378
Freight and storage	287,540	272,768
Depreciation and amortization	194,243	165,044
Advertising and marketing	45,156	54,949
Services provided by third parties	87,888	70,892
Lease of real estate and equipment	57,403	44,479
Other expenses	114,803	125,974

Total	20,273,840	17,947,203

Classified as:
Cost of products and services sold	19,229,825	16,987,475
Selling and marketing	671,447	597,150
General and administrative	372,568	362,578

Total	20,273,840	17,947,203

Research and development expenses are recognized in the income statements and amounted to R$ 12,422 for the three-month period ended March 31, 2018 (R$ 13,494 for the three-month period ended March 31, 2017).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the three-month period ended March 31, 2018, the loss was R$ 2,230 (loss of R$ 6,353 for the three-month period ended March 31, 2017), represented primarily from disposal of property, plant, and equipment.

29.	Other Operating Income, Net (Consolidated)

	03/31/2018	03/31/2017
Commercial partnerships(1)	5,108	10,707
Merchandising(2)	5,885	4,657
Loyalty program(3)	11,010	6,056
Ultracargo – fire accident in Santos(4)	(724)	(15,672)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	49,152
Fine for unrealized acquisition(5)	(286,160)	—
Others	2,158	1,435

Other operating income, net	(262,723)	56,335

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Note 22.
(5)	For more information about the fine see Note 3.e.

30.	Financial Income (Expense)

	Parent		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Financial income:
Interest on financial investments	19,613	30,754	79,879	137,944
Interest from customers	—	—	31,343	25,311
Other financial income	—	—	1,222	1,106

	19,613	30,754	112,444	164,361

Financial expenses:
Interest on loans	—	—	(118,803)	(218,937)
Interest on debentures	(18,806)	(27,233)	(104,118)	(90,335)
Interest on finance leases	—	—	(655)	(661)
Bank charges, financial transactions tax, and other charges	(551)	(516)	(23,795)	(22,197)
Exchange variation, net of gains and losses with derivative instruments	—	—	27,897	14,399
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 21.a.1.2)	—	—	—	43,411
Changes in subscription warranty—indemnification (see Note 24)	(1,156)	(9,804)	(1,156)	(9,804)
Monetary restatement of provisions, net, and other financial expenses	—	588	1,221	(1,412)

	(20,513)	(36,965)	(219,409)	(285,536)

Financial income (expense)	(900)	(6,211)	(106,965)	(121,175)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 24, respectively.

Basic Earnings per Share	03/31/2018	03/31/2017 Restated
Net income for the year of the Company	73,855	352,562
Weighted average shares outstanding (in thousands)	541,881	541,774
Basic earnings per share – R$	0.1363	0.6508
Diluted Earnings per Share
Net income for the year of the Company	73,855	352,562
Weighted average shares outstanding (in thousands), including –dilution effects	545,745	545,672
Diluted earnings per share – R$	0.1353	0.6461
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	541,881	541,774
Dilution effect
Subscription warrants – indemnification	2,514	2,365
Deferred Stock Plan	1,350	1,533

Weighted average shares outstanding for diluted per share calculation	545,745	545,672

32.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Amazonas, Bahia, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo, Sergipe and Tocantins. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2018	03/31/2017 Restated
Net revenue from sales and services:
Ultragaz	1,625,848	1,352,326
Ipiranga	17,516,292	15,735,622
Oxiteno	999,294	912,427
Ultracargo	115,984	100,684
Extrafarma	511,554	449,801

	20,768,972	18,550,860
Others(1)	12,002	10,642
Intersegment sales	(29,852)	(16,932)

Total	20,751,122	18,544,570

Intersegment sales:
Ultragaz	438	516
Ipiranga	198	—
Oxiteno	—	702
Ultracargo	17,237	5,122
Extrafarma	—	—

	17,873	6,340
Others(1)	11,979	10,592

Total	29,852	16,932

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,625,410	1,351,810
Ipiranga	17,516,094	15,735,622
Oxiteno	999,294	911,725
Ultracargo	98,747	95,562
Extrafarma	511,554	449,801

	20,751,099	18,544,520
Others(1)	23	50

Total	20,751,122	18,544,570

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2018	03/31/2017 Restated
Operating income (expense):
Ultragaz	(223,452)	71,444
Ipiranga	413,919	499,535
Oxiteno	10,111	75,410
Ultracargo	27,844	9,957
Extrafarma	(17,209)	(9,921)

	211,213	646,425
Others(1)	1,116	924

Total	212,329	647,349

Share of profit (loss) of joint-ventures and associates:
Ultragaz	30	(36)
Ipiranga	(4,462)	(4,082)
Oxiteno	291	236
Ultracargo	634	296

	(3,507)	(3,586)
Others(1)	526	10,014

Total	(2,981)	6,428

Financial result, net	(106,965)	(121,175)
Income before income and social contribution taxes	102,383	532,602

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	65,874	84,853
Ipiranga	115,280	84,224
Oxiteno	138,040	74,776
Ultracargo	22,796	10,681
Extrafarma	16,139	21,709

	358,129	276,243
Others(1)	1,955	4,703

Total additions to property, plant, and equipment and intangible assets (see Notes 13 and 14)	360,084	280,946
Asset retirement obligation – fuel tanks (see Note 20)	(104)	(158)
Capitalized borrowing costs	(4,618)	(6,041)

Total investments in property, plant, and equipment and intangible assets (cash flow)	355,362	274,747

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	95,866	146,038

Depreciation and amortization charges:
Ultragaz	53,410	41,180
Ipiranga	66,713	58,881
Oxiteno	40,803	35,900
Ultracargo	12,510	11,652
Extrafarma	17,017	13,901

	190,453	161,514
Others(1)	3,790	3,530

Total	194,243	165,044

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	104,513	128,218

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2018	12/31/2017 Restated
Total assets (excluding intersegment account balances):
Ultragaz	2,586,060	2,408,600
Ipiranga	14,410,990	15,309,811
Oxiteno	6,716,507	6,557,456
Ultracargo	1,375,564	1,394,083
Extrafarma	2,046,153	1,948,808

	27,135,274	27,618,758
Others(1)	1,413,432	586,753

Total	28,548,706	28,205,511

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2018	12/31/2017
United States of America (*)	585,493	511,912
Mexico	118,289	109,034
Uruguay	65,532	65,876
Venezuela	4,507	22,480

	773,821	709,302

(*) The increase refers to the construction of a new plant in Pasadena, Texas.

The subsidiaries generate revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2018	03/31/2017 Restated
Net revenue:
Brazil	20,405,131	18,284,504
Mexico	44,456	41,339
Uruguay	9,586	11,507
Venezuela	7,472	5,668
Other Latin American countries	93,135	100,144
United States of America and Canada	117,986	43,243
Far East	20,518	14,235
Europe	38,467	26,651
Others	14,371	17,279

Total	20,751,122	18,544,570

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	03/31/2018	12/31/2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	399.2	236.4
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	209.8	214.9
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,004.6	930.0

	1,613.6	1,381.3

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(4,732.2)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(163.5)	(173,1)

	(4,895.7)	(4,589.3)

Foreign currency hedging instruments	1,537.8	1,777.6

Net asset (liability) position – Total	(1,744.3)	(1,430.4)
Net asset (liability) position – Income statement effect	(72.6)	(26.1)
Net asset (liability) position – Shareholders’ equity effect	(1,671.7)	(1,404.3)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,744.3 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(7.3)	(18.2)	(36.3)
(2) Shareholders’ equity effect		(167.1)	(417.9)	(835.8)

(1) + (2)	Net effect	(174.4)	(436.1)	(872.1)

(3) Income statement effect	Real appreciation	7.3	18.2	36.3
(4) Shareholders’ equity effect		167.1	417.9	835.8

(3) + (4)	Net effect	174.4	436.1	872.1

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s and 25.g—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 15.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais

	Note	03/31/2018	12/31/2017
CDI
Cash equivalents	4	4,386.5	4,821.6
Financial investments	4	1,202.2	1,153.0
Asset position of foreign exchange hedging instruments—CDI	33	26.8	29.9
Loans and debentures	15	(8,820.5)	(7,987.3)
Liability position of foreign exchange hedging instruments—CDI	33	(1,590.0)	(1,877.4)
Liability position of fixed interest instruments + IPCA – CDI	33	(595.3)	(586.6)

Net liability position in CDI		(5,390.3)	(4,446.8)

TJLP
Loans –TJLP	15	(312.2)	(301.9)

Net liability position in TJLP		(312.2)	(301.9)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	33	993.2	984.3
Loans—LIBOR	15	(1,630.1)	(1,418.5)

Net liability position in LIBOR		(636.9)	(434.2)

TIIE
Loans—TIIE	15	(18.3)	(3.4)

Net liability position in TIIE		(18.3)	(3.4)

SELIC
Loans – SELIC	15	(96.7)	(100.3)

Net liability position in SELIC		(96.7)	(100.3)

Total net liability position exposed to floating interest		(6,454.4)	(5,286.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of March 31, 2018, due to the effect of floating interest rate changes in different scenarios.

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to March 31, 2018. Scenarios I, II and III were based on of 10%, 25% and 50% variation, respectively, in the floating interest rate of the base scenario:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	8.5	21.0	42.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	—	—	—
Interest effect on debt in CDI	Increase in CDI	(13.4)	(33.5)	(67.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(6.5)	(15.9)	(31.6)

Incremental expenses		(11.4)	(28.4)	(56.5)

Interest effect on debt in TJLP	Increase in TJLP	(2.1)	(5.1)	(10.3)

Incremental expenses		(2.1)	(5.1)	(10.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.6	1.5	3.0
Interest effect on debt in LIBOR	Increase in LIBOR	(0.7)	(1.8)	(3.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in TIIE	Increase in TIIE	(0.01)	(0.02)	(0.04)

Incremental expenses		(0.01)	(0.02)	(0.04)

Interest effect on debt in SELIC	Increase in SELIC	(0.2)	(0.4)	(0.8)

Incremental expenses		(0.2)	(0.4)	(0.8)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	03/31/2018	12/31/2017
AAA	62,884	29,003
AA	5,808,717	6,076,520
A	310,036	192,638
BBB	57,625	71,767

Total	6,239,262	6,369,928

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following estimated losses on doubtful accounts on trade receivables:

	03/31/2018	12/31/2017
		Restated
Ipiranga	383,447	350,594
Ultragaz	77,337	83,627
Oxiteno	12,199	10,755
Extrafarma	5,614	5,623
Ultracargo	2,155	2,179

Total	480,752	452,778

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,236.5 million, including estimated interests on loans (for quantitative information, see Note 15). Furthermore, the investment plan for 2018 totals R$ 2,676 million, and until March 31, 2018, the amount of R$ 603.5 million had been realized. As of March 31, 2018, the Company and its subsidiaries had R$ 6,149.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of March 31, 2018 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of March 31, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest(1)(2)	18,758.1	3,236.5	4,780.7	6,686.4	4,054.5
Currency and interest rate hedging instruments(3)	326.0	138.5	79.5	85.2	22.8
Trade payables	1,859.8	1,859.8	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 6.28% in 2018, 7.34% from 2019 to 2021, 8.73% from 2022 to 2023, 9.84% from 2024 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.31 in 2018, R$ 3.61 in 2019, R$ 3.92 in 2020, R$ 4.24 in 2021, R$ 4.59 in 2022, R$ 4.96 in 2023, R$ 5.34 in 2024, R$ 5.75 in 2025, R$ 6.14 in 2026 and R$ 6.56 in 2027 (iii) TJLP of 6.75% p.a. and (iv) IGP-M of 4.30% in 2018, 4.32% in 2019, 4.0% from 2020 to 2033 (v) IPCA of 3.54% (source: B3, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on March 29, 2018 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on March 29, 2018. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 15). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount(1)				Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	03/31/2018		12/31/2017		03/31/2018	12/31/2017	03/31/2018
						R$ million	R$ million	R$ million	R$ million
Designated as hedge accounting
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Apr 2018 to Jun 2022	US$	240.0	US$	240.0	796.2	788.6	796.2	—
Receivables in U.S. dollars (Fixed)		US$	104.2	US$	203.6	342.8	665.6	342.8	—
Payables in CDI interest rate		US$	(344.2)	US$	(443.6)	(1,234.9)	(1,568.6)	—	1,234.9

Total result			—		—	(95.9)	(114.4)	1,139.0	1,234.9

b – Interest rate swaps in Brazilian Reais
Receivables in fixed interest rates + IPCA	Apr 2024 to Oct 2024	R$	566.1	R$	566.1	599.0	583.3	599.0	—
Payables in CDI interest rates		R$	(566.1)	R$	(566.1)	(595.3)	(586.6)	—	595.3

Total result			—		—	3.7	(3.3)	599.0	595.3

Not designated as hedge accounting
c –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jun 2020 to Oct 2026	US$	60.0	US$	60.0	197.0	195.7	197.0	—
Receivables in U.S. dollars (Fixed)		US$	753.0	US$	753.0	228.8	157.5	228.8	—
Payables in CDI interest rate		US$	(813.0)	US$	(813.0)	(355.1)	(308.8)	—	355.1

Total result			—		—	70.7	44.4	425.8	355.1

d – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Apr 2018 to Jun 2018	US$	8.2	US$	9.1	26.8	29.9	26.8	—
Payables in U.S. dollars (Fixed)		US$	(8.2)	US$	(9.1)	(27.0)	(29.8)	—	27.0

Total result			—		—	(0.2)	0.1	26.8	27.0

Total gross result						(21.7)	(73.2)	2,190.6	2,212.3
Income tax						(7.6)	(4.7)	(7.6)	—

Total net result						(29.3)	(77.9)	2,183.0	2,212.3

Positive result (see Note 4)						149.5	85.8
Negative result (see Note 15)						(178.8)	(163.7)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2017 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of March 31, 2018, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,157.2 million in notional amount with a liability position, on average of 82.9% of CDI, of which US$ 124.2 million, had an asset position at US$ + 2.11% p.a., US$ 300.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 320.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 15.c and “hedge accounting” below) and US$ 24.2 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b – Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of March 31, 2018, these swap contracts totaled US$ 8.2 million and, on average, had an asset position at 54.3% of CDI and a liability position at US$ + 0.0% p.a.

c – Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of March 31, 2018 this swap contract totaled R$ 566.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.55% p.a. + IPCA and a liability position at 95.2% of CDI.

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On March 31, 2018, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 320.0 million. In 2018, a loss of R$ 1.7 million related to the result of hedging instruments, a loss of R$ 1.0 million related to the fair value adjustment of debt, and a loss of R$ 12.7 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.7% of CDI (see Note 15.c.1).

On March 31, 2018, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$ 566.1 million. As of March 31, 2018, a gain of R$ 7.0 million related to the result of hedging instruments, a loss of R$ 12.8 million related to the fair value adjustment of debt, and a loss of R$ 12.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operations into 95.2% of CDI.

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On March 31, 2018, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 24.2 million, and a loss of R$ 10.5 million was recognized in the income statement. On March 31, 2018, the unrealized gain of “Other comprehensive income” is R$ 0.8 million (gain of R$ 5.3 million on December 31, 2017), net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On March 31, 2018, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On March 31, 2018, the unrealized loss of “Other comprehensive income” is R$ 36.4 million (loss of R$ 30.5 million on December 31, 2017), net of deferred income and social contribution taxes.

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On March 31, 2018, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 103.0 million. On March 31, 2018, the unrealized loss of “Other comprehensive income” is R$ 7.3 million (loss of R$ 6.2 million on December 31, 2017), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	03/31/2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	26.8	0.8
b – Exchange rate swaps payable in U.S. dollars (ii)	0.1	—
c – Interest rate swaps in R$ (iii)	(5.9)	—
d – Non-derivative financial instruments (iv)	21.5	(43.7)

Total	42.5	(42.9)

	R$ million
	03/31/2018	12/31/2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(19.7)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	3.4	—
c – Interest rate swaps in R$ (iii)	—	—
d – Non-derivative financial instruments (iv)	(3.5)	(36.7)

Total	(19.8)	(31.4)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais.
(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			03/31/2018		12/31/2017
					Restated
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4	220,958	220,958	147,926	147,926
Financial investments in local currency	Measured at fair value through other comprehensive income	4	4,386,481	4,386,481	4,821,605	4,821,605
Financial investments in foreign currency	Measured at fair value through profit or loss	4	60,190	60,190	32,473	32,473
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,125,022	1,125,022	1,076,849	1,076,849
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,831	2,831	2,720	2,720
Fixed-income securities and funds in local currency	Measured at amortized cost	4	74,321	74,321	73,471	73,471
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	219,991	219,991	129,131	129,131
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	149,468	149,468	85,753	85,753

Total			6,239,262	6,239,262	6,369,928	6,369,928

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,055,193	1,055,193	1,047,809	1,047,809
Financing	Measured at amortized cost	15	6,901,552	6,849,590	6,740,872	6,761,907
Debentures	Measured at amortized cost	15	6,016,628	6,017,641	5,035,247	5,037,072
Debentures	Measured at fair value through profit or loss	15	580,213	580,213	554,402	554,402
Finance leases	Measured at amortized cost	15	47,893	47,893	48,515	48,515
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	178,832	178,832	163,749	163,749
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	169,865	169,865	171,459	171,459

Total			14,950,176	14,899,227	13,762,053	13,784,913

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 15.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 29, 2018 and December 31, 2017. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 15), (v) guarantees to customers that have vendor arrangements (see Note 15.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, and trade receivables are classified as measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value:

	Category	Note	03/31/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4	220,958	220,958	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4	4,386,481	—	4,386,481	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	60,190	60,190	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,125,022	1,125,022	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,831	—	2,831	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4	74,321	—	74,321	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	219,991	37,692	182,299	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	149,468	—	149,468	—

Total			6,239,262	1,443,862	4,795,400	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,055,193	—	1,055,193	—
Financing	Measured at amortized cost	15	6,849,590	2,464,462	4,385,128	—
Debentures	Measured at amortized cost	15	6,017,641	—	6,017,641	—
Debentures	Measured at fair value through profit or loss	15	580,213	—	580,213	—
Finance leases	Measured at amortized cost	15	47,893	—	47,893	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	178,832	—	178,832	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	24	169,865	—	169,865	—

Total			14,899,227	2,464,462	12,434,765	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4	147,926	147,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	—	4,821,605	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4	2,720	—	2,720	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4	73,471	—	73,471	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4	129,131	40,556	88,575	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	—	85,753	—

Total			6,369,928	1,297,804	5,072,124	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	15	1,047,809	—	1,047,809	—
Financing	Measured at amortized cost	15	6,761,907	2,523,643	4,238,264	—
Debentures	Measured at amortized cost	15	5,037,072	—	5,037,072	—
Debentures	Measured at fair value through profit or loss	15	554,402	—	554,402	—
Finance leases	Measured at amortized cost	15	48,515	—	48,515	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	15	163,749	—	163,749	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	24	171,459	—	171,459	—

Total			13,784,913	2,523,643	11,261,270	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of March 29, 2018. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.15 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of March 29, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of March 29, 2018 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	138,077	543,245	948,413
(2) Debts/firm commitments in dollars	appreciation	(138,065)	(543,213)	(948,360)

(1)+(2)	Net effect	12	32	53

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	103	6,882	13,662
(4) Gross margin of Oxiteno	devaluation	(103)	(6,882)	(13,662)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of March 29, 2018 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	12,865	86,754	172,793
(2) Fixed rate debt	Pre-fixed rate	(12,865)	(86,754)	(172,793)

(1) + (2)	Net effect	—	—	—

34.	Commitments (Consolidated)

a.	Contracts

i) Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2018, these rates were R$ 6.99 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

ii) Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2018. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

iii) Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

b.	Insurance Coverage in Subsidiaries

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,142
Ipiranga	R$	989
Ultracargo	R$	740
Ultragaz	R$	150
Extrafarma	R$	160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2018	27,696	41,082	—	68,778

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2018	payable	170,156	540,053	453,708	1,163,917
	receivable	(60,312)	(178,027)	(142,607)	(380,946)

The expense recognized for the three-month period ended March 31, 2018 for operating leases was R$ 39,464 (R$ 27,201 for the three-month period ended March 31, 2017), net of sublease income.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

First quarter of 2018

(R$ million)	1Q18	1Q17	4Q17	Δ 1Q18 X 1Q17	Δ 1Q18 X 4Q17
Net revenue from sales and services	20,751.1	18,544.6	21,347.6	12%	-3%
Cost of products and services sold	(19,229.8)	(16,987.5)	(19,543.5)	13%	-2%
Gross profit	1,521.3	1,557.1	1,804.1	-2%	-16%
Selling, marketing, general and administrative expenses	(1,044.0)	(959.7)	(1,045.3)	9%	0%
Other operating income, net	(262.7)	56.3	(19.3)	-566%	1262%
Gain on disposal of property, plant and equipment and intangibles	(2.2)	(6.4)	(1.5)	-65%	50%
Operating income	212.3	647.3	738.0	-67%	-71%
Financial expenses, net	(107.0)	(121.2)	(119.4)	-12%	-10%
Share of profit of joint ventures and associates	(3.0)	6.4	4.6	-146%	-165%
Income before income and social contribution taxes	102.4	532.6	623.1	-81%	-84%
Income and social contribution taxes – current and deferred	(46.0)	(185.4)	(255.3)	-75%	-82%
Income and social contribution taxes – tax incentives	16.5	7.5	21.6	119%	-24%
Net income	72.9	354.7	389.4	-79%	-81%
Net income attributable to Ultrapar	73.9	352.6	393.7	-79%	-81%
Net income attributable to non-controlling interests in subsidiaries	(1.0)	2.1	(4.3)	-147%	-77%
Adjusted EBITDA	508.1	947.0	1,046.9	-46%	-51%
Volume—LPG sales (000 tons)	410.1	414.5	425.7	-1%	-4%
Volume—Fuels sales (000 m³)	5,461.0	5,553.8	5,907.6	-2%	-8%
Volume—Chemicals sales (000 tons)	180.0	195.8	201.3	-8%	-11%

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares 1Q18 to 1Q17.

As from 2018, the IFRS 9 and 15 standards were adopted, amendments to the IFRS rules and interpretations issued by the IASB. In order to provide a comparative basis for the financial statements, the information for the first and fourth quarter of 2017 shown in this document incorporates these accounting changes, consequently differing from the values previously reported in the respective publications of results. Additional information can be found in Note 2.y of the quarterly financial statements of March 31, 2018 and in the financial spreadsheets, both available from the Ultrapar website (ri.ultra.com.br).

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, Adjusted EBITDA — adjusted for the amortization of contractual assets with customers – exclusive rights and EBIT – Earnings Before Interest and Taxes are presented in accordance with CVM Instruction 527 of October 04, 2012. Shown below the calculation of EBITDA, based on net earnings:

R$ million	1Q18	1Q17¹	4Q17¹
Net income	72.9	354.7	389.4
(+) Income and social contribution taxes	29.5	177.9	233.7
(+) Financial result	107.0	121.2	119.4
(+) Depreciation and amortization	194.2	165.0	187.5
EBITDA	403.6	818.8	930.1
Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	104.5	128.2	116.9
Adjusted EBITDA	508.1	947.0	1,046.9

¹	1Q17 and 4Q17 proforma amounts, contemplating the adoption of IFRS 9 and 15, as mentioned previously for comparison purposes.

Ultrapar

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Net sales and services	20,751	18,545	21,348	12%	(3%)
Net earnings[1]	73	355	389	(79%)	(81%)
Earnings per share attributable to the shareholders[2]	0.14	0.65	0.72	(79%)	(81%)
Adjusted EBITDA	508	947	1,047	(46%)	(51%)
Adjusted EBITDA ex-nonrecurring items³	794	898	1,047	(12%)	(24%)
Investments	604	485	798	24%	(24%)

Amounts	in R$ million (except EPS)
¹	Under IFRS, consolidated net earnings includes net earnings attributable to non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average of the number of shares over the period, net of shares held in treasury
[3]	Adjusted EBITDA and excluding the R$ 286 million fine following the decision of CADE to reject the acquisition of Liquigás. In the annual comparison, the EBITDA of 1Q17 does not consider the reversal of provision in the amount of R$ 49 million reported

Net revenues – Total of R$ 20,751 million (+12%) due to growth in revenues at all the businesses. Compared with 4Q17, net revenues reported a drop of 3% due to lower revenues at all the businesses with the exception of Extrafarma.

Adjusted EBITDA – Total of R$ 508 million (-46%) due to reduced EBITDA at Ultragaz, affected by the payment of a R$ 286 million fine following CADE’s decision not to approve the acquisition of Liquigás, as well as the reduction in EBITDA at all the businesses with the exception of Ultracargo. It should be pointed out that Oxiteno’s EBITDA was affected by the reversal of a provision in 1Q17 in the amount of R$ 49 million. Compared with 4Q17, EBITDA was down 51%, with a reduction at all the businesses except Ultracargo, the comparison also being effected by the payment of the fine. In comparable basis, Adjusted EBITDA excluding non-recurrent items presented a drop of 12% over 1Q17.

Depreciation and amortization4 – Total of R$ 299 million (+2%) due to the investments over the past 12 months, with particular emphasis on the expansion of the Ipiranga service station and Extrafarma drugstore networks as well as preparations for the operational startup of the new Oxiteno plant in Pasadena. Compared with 4Q17, depreciation and amortization costs and expenses were down by 2%.

Financial results – Ultrapar reported a net debt on March 31, 2018 of R$ 8.5 billion (2.4x LTM Adjusted EBITDA) compared with R$ 6.3 billion on March 31, 2017 (1.5x LTM Adjusted EBITDA), principally due to the lower EBITDA in the quarter, affected by the fine of R$ 286 million related to Liquigás’ acquisition, and higher investments in the period. Ultrapar’s net financial expense was R$ 107 million, R$ 14 million less than compared with 1Q17, due to the lower CDI Interbank Rate on a year-over-year comparison, despite the higher net debt, exchange rate effects between periods and the effect of the reversal of the provision resulting from the exclusion of ICMS from the base for calculating PIS/Cofins charges in 1Q17. Compared with 4Q17, the net financial expense was down R$ 12 million due to the decline of CDI between quarters, in spite of higher net debt, and the exchange rate effects between periods.

Net earnings – Total of R$ 73 million (-79%) due to the reduction in EBITDA and higher depreciation and amortization, despite the reduction in financial expenses. In relation to 4Q17, net earnings registered a reduction of 81% due to the same factors already mentioned above.

Operating cash flow – Total of -R$ 113 million in 1Q18 compared to a total of R$ 254 million in 1Q17 due to the payment of the fine following CADE’s decision not to approve the acquisition of Liquigás and insurance recoveries in 1Q17. Excluding the impact of the fine net of taxes, operating cash flow totaled R$ 76 million in 1Q18.

[4]	Includes amortization of contractual assets with customers – exclusive rights

Ipiranga

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Total volume (000 m³) ¹	5,461	5,554	5,908	(2%)	(8%)
Diesel	2,626	2,718	2,887	(3%)	(9%)
Otto cycle	2,723	2,753	2,931	(1%)	(7%)
Others²	112	83	89	34%	25%
EBITDA Adjusted (R$ million)	585	687	878	(15%)	(33%)

[1]Starting	in Dec/17, total volume includes that from Iconic, the lubricants JV with Chevron
²Fuel	oils, arla 32, kerosene, lubricants and greases

Operational performance – Volume totaled 5,461 thousand m³ (-2%), reflecting the still tight competitive scenario with smaller growth in the fuels market. The Otto cycle registered a 1% drop compared with 1Q17, in line with overall market performance. In addition, diesel volume was down 3% due to the challenging competitive environment. Compared with 4Q17, volume was down by 8% with reductions of 7% in the Otto cycle and 9% in diesel, principally due to seasonal factors between the consecutive quarters.

Net revenues – Total of R$ 17,516 million (+11%), due principally to variations in fuel costs, including the increase in PIS/Cofins taxes levied on fuel products since July/17, and the strategy of constant innovation in services and convenience at the service station. The effects were partially offset by lower sales volume and by the more favorable mix in 1Q17. Compared with 4Q17, net revenues fell by 2% due to lower sales volume, partially mitigated by variations in fuel costs.

Cost of goods sold – Total of R$ 16,574 million (+12%) due mainly to variations in fuel costs, including the increase in PIS/Cofins taxes on products in July 2017, partially offset by lower sales volume and the sales mix in the period. Compared with 4Q17, cost of goods sold posted a reduction of 1%, in line with the decline in volumes, despite variations in fuel costs.

Sales, general and administrative expenses – Total of R$ 549 million (+14%), largely due to greater expenditures with Iconic, the association in lubricants with Chevron that started operations in December 2017, and higher rental expenses, partially offset by lower advertising and marketing expenses. Compared with 4Q17, sales, general and administrative expenses were up by 10%, mainly due to: (i) higher expenses with Iconic, (ii) higher marketing expenses, a typical increase between the first and the fourth quarters due to the annual resellers convention in February, (iii) lower reversal of provision for the removal of fuel tanks, and (iv) higher rental expenses with the expansion of the network. The effects were partially offset by reduced contingencies and lower freight expenses due to the decline in sales volume.

Adjusted EBITDA – Total of R$ 585 million (-15%), mainly due to the decline in volumes, the tight operating environment and the higher overall level of expenses, this quarter being affected by the startup in operations of Iconic, including indentations. Compared with 4Q17, EBITDA posted a reduction of 33% due to the same factors as mentioned above.

Investments – A total of R$ 257 million was invested, allocated mainly to expansion and maintenance of the service stations and franchises. Out of total investments, R$ 111 million went to property, plant and equipment and additions to intangible assets, R$ 96 million to contractual assets with customers and R$ 49 million to financing of clients and rental advances, net of repayments. Ipiranga ended 1Q18 with 8,039 service stations (+5%), adding 391 service stations to the network in 12 months (556 additions and 165 reductions).

Oxiteno

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Total Volume (000 tons)	180	196	201	(8%)	(11%)
Specialty Chemicals	152	157	164	(4%)	(7%)
Commodities	28	38	38	(26%)	(25%)
Sales in Brazil	126	140	146	(10%)	(14%)
Sales outside Brazil	54	56	55	(4%)	(2%)
EBITDA (R$ million)	51	112	77	(54%)	(33%)

Operational performance – Oxiteno reported sales volume of 180 thousand tons (-8% or 16 thousand tons). The sales of specialty chemicals were down 4% year-over-year, posting a reduction of 4% in the domestic market, declines being registered in the agrochemical and distribution segments. Specialty chemicals sales outside Brazil presented a 2% drop, a reflection of a more challenging operational environment in spite of higher sales from pre-marketing of the new plant in the United States. Commodities recorded a decrease of 26% in relation to 1Q17 due essentially to the effects of scheduled stoppages at Camaçari during the quarter. Compared with 4Q17, total sales volume reported a drop of 11% (21 thousand tons), with a reduction of 7% and 25% in specialty chemicals and commodities respectively, in large part due to the same factors already mentioned.

Net revenues – Total of R$ 999 million (+10%) due to: (i) a 15% higher average price in US Dollars, a result of the increase in raw material costs year-over-year, (ii) a 3% weaker Real against the US Dollar (R$ 0.10/US$), and (iii) the higher share of specialty chemicals in the overall sales mix. These effects were mitigated by the lower sales volume in the period. Compared with 4Q17, net revenues posted a 12% reduction due principally to the decline in sales volume in the period, partially offset by the better sales mix with a higher percentage of specialty chemicals.

Cost of goods sold – Total R$ 824 million (+13%) due to: (i) the increase in raw material costs year-over-year, (ii) a 3% weaker Real against the US Dollar, (iii) the costs relative to the stoppages and (iv) higher pre-operational costs at the new Pasadena plant. These effects were partially offset by lower sales volumes year-over-year. Compared with 4Q17, the cost of goods sold reported a reduction of 10% in line with the 11% decline in volume.

Sales, general and administrative expenses – Total of R$ 167 million (+7%), mainly due to higher international freight expenses, reflecting an increase in unit freight costs in US Dollar and a 3% weaker Real against the US Dollar, and higher expenses with pre-marketing for the new Pasadena plant. Compared with 4Q17, sales, general and administrative expenses were down 9%, mainly due to reduced freight expenses, a reflection of lower sales volume and an improved route mix, and lower overheads with consultancies.

Other operational results – The “Other operational results” line amounted to a net revenue of R$ 2 million in 1Q18, compared with R$ 49 million in 1Q17 and a neutral result in 4Q17. In 1Q17, the amount represents a reversal of a provision set aside for the exclusion of the ICMS sales tax from the base for the calculation of PIS/Cofins charges.

EBITDA – Oxiteno’s EBITDA amounted to 51 million (-54%), the comparison being distorted by the reversal of the provision made in 1Q17 of R$ 49 million. Excluding the effects of this reversal, Oxiteno’s EBITDA presented a reduction of 18% due to: (i) lower sales volume in the period, (ii) pre-operational expenditure at the new unit in Pasadena, and (iii) costs related to the scheduled stoppages. The effects were partially offset by a 3% weaker Real compared with the US Dollar. In relation to 4Q17, EBITDA posted a reduction of 33% due to lower sales volumes, partially offset by the reduction in expenses mentioned above.

Investments – Oxiteno invested R$ 137 million, mainly directed to new alkoxylation plant in the United States, scheduled for operational startup in 2018, and maintenance of its productive units.

Ultragaz

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Total volume (000 tons)	410	414	426	(1%)	(4%)
Bottled	281	282	295	0%	(5%)
Bulk	129	132	131	(2%)	(1%)
EBITDA (R$ million)	(170)	113	48	n.a.	n.a.

Operational performance – Total sales volume was 410 thousand tons (-1%), with a flat performance in the bottled segment and a decline in the bulk segment. Volume in the bottled segment was flat year-over-year, with 1% growth per business day. The bulk segment posted a decline in volume of 2% (a drop of 1% per business day), mainly due to the programmed volume reduction of an industrial customer, partially offset by growth in sales to the industrial segment and condominiums. Compared with 4Q17, sales volume recorded a decline of 4%, bottled and bulk segments falling 5% and 1% respectively, due to seasonal factors between periods.

Net revenues – Total of R$ 1,626 million (+20%) due to readjustments in LPG costs and Ultragaz’s strategy of differentiation and innovation, both effects being offset by lower sales volume. Compared with 4Q17, net revenues posted a reduction of 3%, reflecting the decline of 4% posted in sales volume, despite the readjustments in the costs of LPG.

Cost of goods sold – Total of R$ 1,432 million (+26%), mainly due to LPG cost readjustments, attenuated by lower freight costs due to lower sales volume and shorter routes to source products. Compared with 4Q17, the cost of goods sold was up by 1% due to readjustments in LPG costs and higher expenditures with gas bottle requalification, this partially compensated by the decline in volume sold.

Sales, general and administrative expenses – Total of R$ 131 million (-12%) due mainly to the reduction in the provision for doubtful debts in 1Q18 and lower freight expenses, a result of lower sales volume and the shorter routes to source products. Compared with 4Q17, sales, general and administrative expenses posted a decline of 23% due to: (i) the reduction in the provision for doubtful debts, (ii) lower marketing expenses in the quarter, (iii) lower freight expenses, reflecting the decline in volumes and the migration of customers with the type of delivery CIF to FOB, and (iv) lower expenses with strategic and planning consultants.

EBITDA – Total of -R$ 170 million. In 1Q18, Ultragaz’s EBITDA was affected by the payment of a fine of R$ 286 million following the decision of the anti-trust authority (CADE) to reject the acquisition of Liquigás. The fine, which represents 10% of the amount offered in the acquisition plus the net debt of Liquigás in December 2015, was integrally paid on March 1, 2018, the date CADE published its decision. Excluding the effect of the fine, Ultragaz’s EBITDA totaled R$ 116 million (+3%) due mainly to the initiatives mentioned above to reduce the expenses, despite lower sales volume. Compared with 4Q17, Ultragaz’s EBITDA also reported a reduction, with the result of 1Q18 being affected by the payment of the fine and 4Q17 by an agreement with CADE in November 2017 in the amount of R$ 84 million. Excluding both effects, Ultragaz’s EBITDA would have reported a reduction of 12% quarter-over-quarter due to seasonal effects between periods.

Investments – Ultragaz invested R$ 62 million, allocated mainly to clients in the bulk segment, gas bottles and IT with a focus on differentiation and innovation.

Ultracargo

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Effective storage[1] (000 m³)	722	695	745	4%	(3%)
EBITDA (R$ million)	41	22	37	87%	12%

[1]	Monthly average

Operational performance – Ultracargo’s average storage was up by 4% compared with 1Q17. This result was due to increased fuel and ethanol handling at Itaqui and Santos port terminals and the partial resumption in June 2017 of 67.5 thousand m³ out of 151.5 thousand m³ of the latter terminal shut down since the April 2015 incident. These effects were mitigated by a reduction in fuel handling activity at Aratu port terminal. Compared with 4Q17, average storage at Ultracargo’s terminals was down 3%, largely due to a decrease in fuel handling at Aratu, Itaqui and Santos terminals, despite the increase in ethanol operation at Aratu and Suape terminals.

Net revenues – Total of R$ 116 million in 1Q18 (+15%), due to increased average storage following the partial resumption of activities at the Santos terminal mentioned above, as well as greater fuel handling activity and higher average prices at all terminals. Compared with 4Q17, net revenues posted a reduction of 3%, in line with the decline in the average storage performance due to reduced fuel handling activity at the terminals.

Cost of services provided – Total of R$ 59 million (+17%). Cost of services provided was impacted by a retroactive one-off payment of IPTU (urban property tax) in Aratu in the amount of R$ 3 million, as well as higher expenditures with third party services and personnel, as a result of complementary activities required for the partial resumption of operations at the Santos terminal. Compared with 4Q17, the cost of services presented a drop of 1% due to lower expenditures with third party services, in line with reduced handling operations at the terminals, partially mitigated by the retroactive payment of IPTU in Aratu already described.

Sales, general and administrative expenses – Total of R$ 29 million (+15%), principally due to higher personnel expenses in the form of increased physical workforce and expenses with strategic and planning consultants. Compared with 4Q17, sales, general and administrative expenses recorded a reduction of 12% due to lower personnel, legal advice and maintenance services expenses.

Other operating results – The “Other operating results” line reported net expenses of R$ 1 million in 1Q18 compared with R$ 16 million in 1Q17 and net expense of R$ 3 million in 4Q17. All quarters include amounts associated with expenses for the commissioning and licensing of the Santos terminal.

EBITDA – Total of R$ 41 million (+87%) due mainly to higher average storage in the period, reflecting the partial resumption of activities at the Santos terminal, greater fuel handling activity, higher average prices at the terminals and the effect of R$ 16 million in fire-related expenses in Santos terminal in 1Q17. In 1Q18, lower fire-related expenses also had a positive impact on Ultracargo’s EBITDA year-over-year. Compared with 4Q17, EBITDA was up by 12% due to lower expenditures, a result of efforts implemented to reduce expenses and increase productivity, as well as the decline in expenses with the Santos incident. These effects were offset by reduced fuel handling at the port terminals.

Investments – Ultracargo invested R$ 22 million, mainly allocated to expansion at the Itaqui terminal, maintenance and modernization of terminal safety systems and processes.

Extrafarma

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Gross revenues (R$ million)	542	476	522	14%	4%
Drugstores (end of period)	401	321	394	25%	2%
% of mature stores (+3 years)	46%	55%	45%	(9.6 p.p.)	0.5 p.p.
EBITDA (R$ million)	0	4	3	n.a.	n.a.

Operational performance – Extrafarma ended 1Q18 with 401 stores (+25%, with 100 openings and 20 closures in the past 12 months). At the end of 1Q18, 54% of the stores had been operating for less than three years compared with 45% in 1Q17, reflecting the accelerated expansion of the network. Compared with 4Q17, Extrafarma opened 12 new drugstores (closing 5) and continued its expansion in São Paulo as well as making its debut in the state of Amazonas, the 13th state in the federation with an Extrafarma presence.

Gross revenue – Total of R$ 542 million (+14%) due to an increase of 13% in retail sales, reflecting the 26% increase in the average number of stores as well as greater promotional activities in the period. The effects were attenuated by the stronger comparative base in 1Q17—when Extrafarma retail sales posted a 36% increase – and by smaller growth in the market. Compared with 4Q17, gross revenue reported growth of 4% due to the larger average number of stores and promotional activity in the quarter.

Cost of goods sold and gross profit – Cost of goods sold was R$ 359 million (+18%), principally due to stronger sales volume and the annual readjustment in medicine prices. Gross profit was R$ 153 million (+5%), mainly due to increased retail sales in the period, reflecting Extrafarma’s strategy of expansion with an increase in the network of drugstores, this effect being partially offset by the greater promotional activity already mentioned. Compared with 4Q17, cost of goods sold and gross profit registered respectively, a growth of 5% and 1% due to the same factors mentioned above.

Sales, general and administrative expenses – Total of R$ 170 million (+13%). The increase reflects the 26% higher average number of stores in operation. Excluding the expenses of new stores, sales, general and administrative expenses were down 7% lower year-over-year, principally due to the non-recurring expenses in 1Q17 of R$ 6 million with the transfer of the Belém DC to the city of Benevides and associated indemnity payments. The decline in SG&A expenses is also due to initiatives implemented by Extrafarma for increasing productivity and reducing expenses. Compared with 4Q17, sales, general and administrative expenses recorded a growth of 3% due to the larger average number of stores.

Result from disposal of property – The result from the disposal of property by Extrafarma was neutral in 1Q18, against a net expense of R$ 6 million in 1Q17 and a neutral result in 4Q17. In 1Q17, the result reflects the write-off of non-depreciated assets following the transfer of the DC.

EBITDA – Extrafarma posted a near zero EBITDA in the quarter, compared to a reported EBITDA of R$ 4 million in 1Q17, impacted by the smaller growth of the market and a larger number of maturing stores. Excluding the effects of new stores, EBITDA totaled R$ 11 million in this quarter compared to a R$ 15 million EBITDA excluding non-recurrent effects in 1Q17. Compared with 4Q17, EBITDA was down due to the same factors already mentioned.

Investments – Extrafarma invested R$ 16 million, mainly in the opening of 12 new stores and IT focused on improving the shopping experience and operational excellence.

São Paulo, May 2, 2018—Ultrapar Participações S.A. (Brazil: UGPA3/USA: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2018.

Net Revenues	Adjusted EBITDA¹	Net earnings
R$21 billion	R$794 million	R$73 million
12% YoY -3% QoQ	-12% YoY -24% QoQ	-79% YoY -81% QoQ
Investments	Operational Cash Flow²	Market cap
R$604 million	R$ 76 million	R$39 billion

¹	Adjusted EBITDA and excluding the R$ 286 million fine following the decision of CADE to reject the acquisition of Liquigás. In the annual comparison, the EBITDA of 1Q17 does not consider the reversal of provision in the amount of R$ 49 million reported
²	Accumulated Jan-Mar 18 excluding the R$ 286 million fine net of taxes following the decision of CADE to reject the acquisition of Liquigás

Highlights:

•	Ultrapar issued R$ 1.725 billion in debentures at 105.25% of the CDI and a five-year term.

•	Extrafarma ended the quarter with 401 stores, inaugurating its first unit in the state of Amazonas, the 13th state with the network’s presence.

•	Ipiranga increased the number of service stations by 56 in the quarter and ends 1Q18 with 8,039 service stations, continuing the accelerated expansion of the network.

Following three consecutive years of recession sustaining growing results thanks to the resilience and continuous investments in our businesses, we begin 2018 with important challenges reflecting a slower recovery in our markets and structural changes to our value chain, which have contributed to a reduction in our consolidated results this quarter. On the inorganic front, we have confronted changes in the regulatory environment that made us readjust our strategic plans. We are convinced of the potential of our businesses and our people and we have strong capacity to adapt to different scenarios. With this, we are working to follow the path of growth and value creation to our stakeholders.

Conference Call 1Q18

Ultrapar will be holding a conference call for analysts on May 3, 2018 to comment on the company’s performance in the first quarter of 2018 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 10h00 (US EST) / 11h00 (Brasília time)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for 7 days)

Code: Ultrapar

International: 11h30 (US EST) / 12h30 (Brasília time)

International Participants: +1 (412) 317-5430

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for 7 days)

Code: 10118493

WEBCAST live via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares 1Q18 to 1Q17.

As from 2018, the IFRS 9 and 15 standards were adopted, amendments to the IFRS rules and interpretations issued by the IASB. In order to provide a comparative basis for the financial statements, the information for the first and fourth quarter of 2017 shown in this document incorporates these accounting changes, consequently differing from the values previously reported in the respective publications of results. In order to understand the effects of the new accounting rules, the “Summary of changes resulting from the application of IFRS 9 and 15” contain explanations of the impacts on the principal accounts of the financial statements for the first and fourth quarters 2017 compared with amounts published previously. Additional information can be found in Note 2.y of the quarterly financial statements of March 31, 2018, available from the Ultrapar website (ri.ultra.com.br).

2

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, Adjusted EBITDA — adjusted for the amortization of contractual assets with customers – exclusive rights and EBIT – Earnings Before Interest and Taxes are presented in accordance with CVM Instruction 527 of October 04, 2012. Shown below the calculation of EBITDA, based on net earnings:

R$ million	1Q18	1Q17¹	4Q17¹
Net income	72.9	354.7	389.4
(+) Income and social contribution taxes	29.5	177.9	233.7
(+) Financial result	107.0	121.2	119.4
(+) Depreciation and amortization	194.2	165.0	187.5
EBITDA	403.6	818.8	930.1
Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	104.5	128.2	116.9
Adjusted EBITDA	508.1	947.0	1,046.9

¹	1Q17 and 4Q17 proforma amounts, contemplating the adoption of IFRS 9 and 15, as mentioned previously for comparison purposes.

Summary of the changes resulting from the application of IFRS 9 and 15

In the following chart, the principal effects of the adoption of IFRS 9 and 15 on the financial statements for 1Q17 and 4Q17, are shown, resulting in the following changes:

•	Financial instruments – IFRS 9: (i) recognition of expected credit loss: provisions are now to be made with the constitution of the credit in line with the expectation of loss established in accordance with the characteristics of the client portfolio (previously, provisioning was effected in accordance with the maturity term of the credits).

•	Recognition of revenue – IFRS 15: mainly reclassification of selling and commercial expenses with amortization of exclusivity rights with service stations (Ipiranga) as a reduction of revenue.

Additional information on the alterations is available in Note 2.y of the financial statements of March 31, 2018 and the complete tables are to be found in Ultrapar’s website (ri.ultra.com.br).

Effects in 1Q17

R$ million	Ultrapar	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma
Reported EBITDA	973.1	705.2	111.5	120.4	21.7	4.1
IFRS 9	(24.3)	(16.6)	—	(7.8)	0.2	(0.1)
IFRS 15	(129.9)	(129.9)	—	—	—	—
EBITDA	818.8	558.7	111.5	112.6	21.9	4.0
Amortization of contractual assets with customers - exclusive rights (Ipiranga)	(128.2)	(128.2)	—	—	—	—
Adjusted EBITDA	947.0	686.9	111.5	112.6	21.9	4.0

R$ million	EBITDA	Taxes and social contribution	Net income	Assets	Liabilities	Stockholders’ equity
Reported amounts	973.1	(186.0)	370.3	23,027.1	14,206.8	8,820.3
IFRS 9	(24.3)	8.3	(16.1)	(72.0)	—	(72.0)
IFRS 15	(129.9)	(0.2)	0.4	(21.7)	—	(21.7)
Reclassification and adjustments	—	—	—	(7.1)	(2.6)	(4.5)
Amounts after IFRS 9 e 15	818.8	(177.9)	354.7	22,926.3	14,204.1	8,722.2

3

Effects in 4Q17

R$ million	Ultrapar	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma
Reported EBITDA	1,067.1	894.9	75.6	51.8	36.6	3.1
IFRS 9	(16.7)	(12.2)	—	(4.4)	0.0	(0.0)
IFRS 15	(120.3)	(121.9)	1.1	0.7	—	(0.0)
EBITDA	930.1	760.8	76.7	48.1	36.6	2.8
Amortization of contractual assets with customers - exclusive rights (Ipiranga)	(116.9)	(116.9)	—	—	—	—
Adjusted EBITDA	1,046.9	877.7	76.7	48.1	36.6	2.8

R$ million	EBITDA	Taxes and social contribution	Net income	Assets	Liabilities	Stockholders’ equity
Reported amounts	1,067.1	(240.5)	400.7	28,340.3	18,619.5	9,720.8
IFRS 9	(16.7)	5.7	(11.0)	(103.8)	—	(103.8)
IFRS 15	(120.3)	1.1	(0.3)	(23.6)	—	(23.6)
Reclassification and adjustments	—	—	—	(7.5)	(4.3)	(3.2)
Amounts after IFRS 9 e 15	930.1	(233.7)	389.4	28,205.5	18,615.2	9,590.3

4

Executive Summary

Indicators	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Average exchange rate (R$/US$)	3.24	3.14	3.25	3%	0%
Brazilian Interbank Interest Rate (CDI)	1.6%	3.0%	1.8%
Inflation in the period (IPCA)	0.7%	1.0%	1.1%
IBC—Br¹	137.9	135.2	136.9	2%	1%
Average Brent crude oil (US$/barrel)	67	54	61	24%	9%

[1]	Seasonally adjusted quarterly average. Considers the first two months of the quarters (Jan-Feb and Oct- Nov)

The first quarter of 2018 was more challenging than expected with our markets growing in a slower pace. In this context, Ultrapar reported an Adjusted EBITDA of R$ 508 million and net income of R$ 73 million, both with the important impact of the contractual fine related to Liquigás’ acquisition in the amount of R$ 286 million. Excluding the fine’s effect, the Adjusted EBITDA ex-non-recurring items would have totaled R$ 794 million, a 12% reduction over 1Q17.

Ipiranga

Reflecting a still tight operating environment, Ipiranga’s volume presented a decline of 2% over 1Q17, with a decrease of 1% in the Otto cycle and 3% in diesel. Adjusted EBITDA totaled R$ 585 million, a drop of 15% compared with the same period of the previous year, principally due to weaker sales volume, the tight operating environment and the higher level of expenses, including expenses with indentation due to our new company in lubricants, Iconic. .

Oxiteno

Oxiteno reported volume of 180 thousand tons in 1Q18, an 8% drop year-over-year due to stoppages at Camaçari, despite the additional sales volumes relating to the pre-marketing activities of the new Pasadena alkoxylation plant in the USA, which is set to start operations in the middle of 2018. Oxiteno’s EBITDA totaled R$ 51 million, an 18% reduction over 1Q17, excluding the extraordinary gain of R$ 49 million related to the reversal of provision reported in 1Q17, due to (i) the reduced sales volume, (ii) the pre-operational expenditures with the new Pasadena unit and (iii) the costs related to stoppages.

Ultragaz

Ultragaz’s volume was down 1% year-over-year, with a decline in the bulk segment and flat in the bottled segment. The bulk segment was affected by the programmed reduction in the volumes of an industrial customer. In this quarter, Ultragaz’s EBITDA was affected by the payment of a R$ 286 million fine following a decision by the Anti-Trust Authority—CADE to reject the acquisition of Liquigás. Excluding the fine’s impact, EBITDA totaled R$ 116 million (+3%) due largely to initiatives for reducing expenses despite the reduced sales volume in the period.

Ultracargo

Ultracargo’s average storage was up by 4% from 1Q17, reflecting greater fuel and ethanol handling at the Itaqui and Santos terminals and the partial resumption of activities in the Santos terminal in June 2017. Ultracargo’s EBITDA amounted to R$ 41 million in the quarter, an increase of 87% compared with the same period of the previous year, largely due to greater average storage, higher average prices in the terminals and the amount of R$ 16 million in fire-related expenses in 1Q17.

Extrafarma

Extrafarma ended 1Q18 with 401 stores, opening 12 new units in the quarter and 100 in the last 12 months. In March 2018, Extrafarma opened its first drugstore in the state of Amazonas, the 13th state with the presence of the network. The smaller growth in retail sales due to the strong comparative base of 1Q17 and a less favorable operating environment combined with the accelerated expansion strategy resulted in an approximately zero EBITDA in this quarter. Excluding the effect of the stores opened in the last 12 months, EBITDA would amount to R$ 11 million in 1Q18.

5

Ipiranga

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17		Δ (%) 1Q18 v 4Q17
Total volume (000 m³)¹	5,461	5,554	5,908	(2%	)	(8%	)
Diesel	2,626	2,718	2,887	(3%	)	(9%	)
Otto cycle	2,723	2,753	2,931	(1%	)	(7%	)
Others²	112	83	89	34%		25%
EBITDA Adjusted (R$ million)	585	687	878	(15%	)	(33%	)

[1]	Starting in Dec/17, total volume includes that from Iconic, the lubricants JV with Chevron
²	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Volume totaled 5,461 thousand m³ (-2%), reflecting the still tight competitive scenario with smaller growth in the fuels market. The Otto cycle registered a 1% drop compared with 1Q17, in line with overall market performance. In addition, diesel volume was down 3% due to the challenging competitive environment. Compared with 4Q17, volume was down by 8% with reductions of 7% in the Otto cycle and 9% in diesel, principally due to seasonal factors between the consecutive quarters.

Net revenues – Total of R$ 17,516 million (+11%), due principally to variations in fuel costs, including the increase in PIS/Cofins taxes levied on fuel products since July 2017, and the strategy of constant innovation in services and convenience at the service station. The effects were partially offset by lower sales volume and by the more favorable mix in 1Q17. Compared with 4Q17, net revenues fell by 2% due to lower sales volume, partially mitigated by variations in fuel costs.

Cost of goods sold – Total of R$ 16,574 million (+12%) due mainly to variations in fuel costs, including the increase in PIS/Cofins taxes on products in July 2017, partially offset by lower sales volume and the sales mix in the period. Compared with 4Q17, cost of goods sold posted a reduction of 1%, in line with the decline in volumes, despite variations in fuel costs.

Sales, general and administrative expenses – Total of R$ 549 million (+14%), largely due to greater expenditures with Iconic, the association in lubricants with Chevron that started operations in December 2017, and higher rental expenses, partially offset by lower advertising and marketing expenses. Compared with 4Q17, sales, general and administrative expenses were up by 10%, mainly due to: (i) higher expenses with Iconic, (ii) higher marketing expenses, a typical increase between the first and the fourth quarters due to the annual resellers convention in February, (iii) lower reversal of provision for the removal of fuel tanks, and (iv) higher rental expenses with the expansion of the network. The effects were partially offset by reduced contingencies and lower freight expenses due to the decline in sales volume.

Adjusted EBITDA – Total of R$ 585 million (-15%), mainly due to the decline in volumes, the tight operating environment and the higher overall level of expenses, this quarter being affected by the startup in operations of Iconic, including indentations. Compared with 4Q17, EBITDA posted a reduction of 33% due to the same factors as mentioned above.

Investments – A total of R$ 257 million was invested, allocated mainly to expansion and maintenance of the service stations and franchises. Out of total investments, R$ 111 million went to property, plant and equipment and additions to intangible assets, R$ 96 million to contractual assets with customers (exclusive rights) and R$ 49 million to financing of clients and rental advances, net of repayments. Ipiranga ended 1Q18 with 8,039 service stations (+5%), adding 391 service stations to the network in 12 months (556 additions and 165 reductions).

6

Oxiteno

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17		Δ (%) 1Q18 v 4Q17
Total Volume (000 tons)	180	196	201	(8%	)	(11%	)
Specialty Chemicals	152	157	164	(4%	)	(7%	)
Commodities	28	38	38	(26%	)	(25%	)
Sales in Brazil	126	140	146	(10%	)	(14%	)
Sales outside Brazil	54	56	55	(4%	)	(2%	)
EBITDA (R$ million)	51	112	77	(54%	)	(33%	)

Operational performance – Oxiteno reported sales volume of 180 thousand tons (-8% or 16 thousand tons). The sales of specialty chemicals were down 4% year-over-year, posting a reduction of 4% in the domestic market, declines being registered in the agrochemical and distribution segments. Specialty chemicals sales outside Brazil presented a 2% drop, a reflection of a more challenging operational environment in spite of higher sales from pre-marketing of the new plant in the United States. Commodities recorded a decrease of 26% in relation to 1Q17 due essentially to the effects of scheduled stoppages at Camaçari during the quarter. Compared with 4Q17, total sales volume reported a drop of 11% (21 thousand tons), with a reduction of 7% and 25% in specialty chemicals and commodities respectively, in large part due to the same factors already mentioned.

Net revenues – Total of R$ 999 million (+10%) due to: (i) a 15% higher average price in US Dollars, a result of the increase in raw material costs year-over-year, (ii) a 3% weaker Real against the US Dollar (R$ 0.10/US$), and (iii) the higher share of specialty chemicals in the overall sales mix. These effects were mitigated by the lower sales volume in the period. Compared with 4Q17, net revenues posted a 12% reduction due principally to the decline in sales volume in the period, partially offset by the better sales mix with a higher percentage of specialty chemicals.

Cost of goods sold – Total R$ 824 million (+13%) due to: (i) the increase in raw material costs year-over-year, (ii) a 3% weaker Real against the US Dollar, (iii) the costs relative to the stoppages and (iv) higher pre-operational costs at the new Pasadena plant. These effects were partially offset by lower sales volumes year-over-year. Compared with 4Q17, the cost of goods sold reported a reduction of 10% in line with the 11% decline in volume.

Sales, general and administrative expenses – Total of R$ 167 million (+7%), mainly due to higher international freight expenses, reflecting an increase in unit freight costs in US Dollar and a 3% weaker Real against the US Dollar, and higher expenses with pre-marketing for the new Pasadena plant. Compared with 4Q17, sales, general and administrative expenses were down 9%, mainly due to reduced freight expenses, a reflection of lower sales volume and an improved route mix, and lower overheads with consultancies.

Other operational results – The “Other operational results” line amounted to a net revenue of R$ 2 million in 1Q18, compared with R$ 49 million in 1Q17 and a neutral result in 4Q17. In 1Q17, the amount represents a reversal of a provision set aside for the exclusion of the ICMS sales tax from the base for the calculation of PIS and Cofins charges.

EBITDA – Oxiteno’s EBITDA amounted to 51 million (-54%), the comparison being distorted by the reversal of the provision made in 1Q17 of R$ 49 million. Excluding the effects of this reversal, Oxiteno’s EBITDA presented a reduction of 18% due to: (i) lower sales volume in the period, (ii) pre-operational expenditure at the new unit in Pasadena, and (iii) costs related to the scheduled stoppages. The effects were partially offset by a 3% weaker Real compared with the US Dollar. In relation to 4Q17, EBITDA posted a reduction of 33% due to lower sales volumes, partially offset by the reduction in expenses mentioned above.

Investments – Oxiteno invested R$ 137 million, mainly directed to new alkoxylation plant in the United States, scheduled for operational startup in 2018, and maintenance of its productive units.

7

Ultragaz

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17		Δ (%) 1Q18 v 4Q17
Total volume (000 tons)	410	414	426	(1%	)	(4%	)
Bottled	281	282	295	0%		(5%	)
Bulk	129	132	131	(2%	)	(1%	)
EBITDA (R$ million)	(170)	113	48	n.a.		n.a.

Operational performance – Total sales volume was 410 thousand tons (-1%), with a flat performance in the bottled segment and a decline in the bulk segment. Volume in the bottled segment was flat year-over-year, with 1% growth per business day. The bulk segment posted a decline in volume of 2% (a drop of 1% per business day), mainly due to the programmed volume reduction of an industrial customer, partially offset by growth in sales to the industrial segment and condominiums in 1Q18. Compared with 4Q17, sales volume recorded a decline of 4%, bottled and bulk segments falling 5% and 1% respectively, due to seasonal factors between periods.

Net revenues – Total of R$ 1,626 million (+20%) due to readjustments in LPG costs and Ultragaz’s strategy of differentiation and innovation, both effects being offset by lower sales volume. Compared with 4Q17, net revenues posted a reduction of 3%, reflecting the decline of 4% posted in sales volume, despite the readjustments in the costs of LPG.

Cost of goods sold – Total of R$ 1,432 million (+26%), mainly due to LPG cost readjustments, attenuated by lower freight costs due to lower sales volume and shorter routes to source products. Compared with 4Q17, the cost of goods sold was up by 1% due to readjustments in LPG costs and higher expenditures with gas bottle requalification, this partially compensated by the decline in volume sold.

Sales, general and administrative expenses – Total of R$ 131 million (-12%) due mainly to the reduction in the provision for doubtful debts in 1Q18 and lower freight expenses, a result of lower sales volume and the shorter routes to source products. Compared with 4Q17, sales, general and administrative expenses posted a decline of 23% due to: (i) the reduction in the provision for doubtful debts, (ii) lower marketing expenses in the quarter, (iii) lower freight expenses, reflecting the decline in volumes and the migration of customers with the type of delivery CIF to FOB, and (iv) lower expenses with strategic and planning consultants.

EBITDA – Total of -R$ 170 million. In 1Q18, Ultragaz’s EBITDA was affected by the payment of a fine of R$ 286 million following the decision of the anti-trust authority (CADE) to reject the acquisition of Liquigás. The fine, which represents 10% of the amount offered in the acquisition plus the net debt of Liquigás in December 2015, was integrally paid on March 1, 2018, the date CADE published its decision. Excluding the effect of the fine, Ultragaz’s EBITDA totaled R$ 116 million (+3%) due mainly to the initiatives mentioned above to reduce the expenses, despite lower sales volume. Compared with 4Q17, Ultragaz’s EBITDA also reported a reduction, with the result of 1Q18 being affected by the payment of the fine and 4Q17 by an agreement with CADE in November 2017 in the amount of R$ 84 million. Excluding both effects, Ultragaz’s EBITDA would have reported a reduction of 12% quarter-over-quarter due to seasonal effects between periods.

Investments – Ultragaz invested R$ 62 million, allocated mainly to clients in the bulk segment, gas bottles and IT with a focus on differentiation and innovation.

8

Ultracargo

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17	Δ (%) 1Q18 v 4Q17
Effective storage[1] (000 m³)	722	695	745	4%	(3%	)
EBITDA (R$ million)	41	22	37	87%	12%

1Monthly average

Operational performance – Ultracargo’s average storage was up by 4% compared with 1Q17. This result was due to increased fuel and ethanol handling at Itaqui and Santos port terminals and the partial resumption in June 2017 of 67.5 thousand m³ out of 151.5 thousand m³ of the latter terminal shut down since the April 2015 incident. These effects were mitigated by a reduction in fuel handling activity at Aratu port terminal. Compared with 4Q17, average storage at Ultracargo’s terminals was down 3%, largely due to a decrease in fuel handling at Aratu, Itaqui and Santos terminals, despite the increase in ethanol operation at Aratu and Suape terminals.

Net revenues – Total of R$ 116 million in 1Q18 (+15%), due to increased average storage following the partial resumption of activities at the Santos terminal mentioned above, as well as greater fuel handling activity and higher average prices at all terminals. Compared with 4Q17, net revenues posted a reduction of 3%, in line with the decline in the average storage performance due to reduced fuel handling activity at the terminals.

Cost of services provided – Total of R$ 59 million (+17%). Cost of services provided was impacted by a retroactive one-off payment of IPTU (urban property tax) in Aratu in the amount of R$ 3 million, as well as higher expenditures with third party services and personnel, as a result of complementary activities required for the partial resumption of operations at the Santos terminal. Compared with 4Q17, the cost of services presented a drop of 1% due to lower expenditures with third party services, in line with reduced handling operations at the terminals, partially mitigated by the retroactive payment of IPTU in Aratu already described.

Sales, general and administrative expenses – Total of R$ 29 million (+15%), principally due to higher personnel expenses in the form of increased physical workforce and expenses with strategic and planning consultants. Compared with 4Q17, sales, general and administrative expenses recorded a reduction of 12% due to lower personnel, legal advice and maintenance services expenses.

Other operating results – The “Other operating results” line reported net expenses of R$ 1 million in 1Q18 compared with net expense of R$ 16 million in 1Q17 and net expense of R$ 3 million in 4Q17. All quarters include amounts associated with expenses for the commissioning and licensing of the Santos terminal.

EBITDA – Total of R$ 41 million (+87%) due mainly to higher average storage in the period, reflecting the partial resumption of activities at the Santos terminal, greater fuel handling activity, higher average prices at the terminals and the effect of R$ 16 million in fire-related expenses in Santos terminal in 1Q17. In 1Q18, lower fire-related expenses also had a positive impact on Ultracargo’s EBITDA year-over-year. Compared with 4Q17, EBITDA was up by 12% due to lower expenditures, a result of efforts implemented to reduce expenses and increase productivity, as well as the decline in expenses with the Santos incident. These effects were offset by reduced fuel handling at the port terminals.

Investments – Ultracargo invested R$ 22 million, mainly allocated to expansion at the Itaqui terminal, maintenance and modernization of terminal safety systems and processes.

9

Extrafarma

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17		(%) 1Q18 v 4Q17
Gross revenues (R$ million)	542	476	522	14%		4%
Drugstores (end of period)	401	321	394	25%		2%
% of mature stores (+3 years)	46%	55%	45%	(9.6 p.p.	)	0.5 p.p.
EBITDA (R$ million)	0	4	3	n.a.		n.a.

Operational performance – Extrafarma ended 1Q18 with 401 stores (+25%, with 100 openings and 20 closures in the past 12 months). At the end of 1Q18, 54% of the stores had been operating for less than three years compared with 45% in 1Q17, reflecting the accelerated expansion of the network. Compared with 4Q17, Extrafarma opened 12 new drugstores (closing 5) and continued its expansion in São Paulo as well as making its debut in the state of Amazonas, the 13th state in the federation with an Extrafarma presence.

Gross revenue – Total of R$ 542 million (+14%) due to an increase of 13% in retail sales, reflecting the 26% increase in the average number of stores as well as greater promotional activities in the period. The effects were attenuated by the stronger comparative base in 1Q17 – when Extrafarma retail sales posted a 36% increase – and by smaller growth in the market. Compared with 4Q17, gross revenue reported growth of 4% due to the larger average number of stores and promotional activity in the quarter.

Cost of goods sold and gross profit – Cost of goods sold was R$ 359 million (+18%), principally due to stronger sales volume and the annual readjustment in medicine prices. Gross profit was R$ 153 million (+5%), mainly due to increased retail sales in the period, reflecting Extrafarma’s strategy of expansion with an increase in the network of drugstores, this effect being partially offset by the greater promotional activity already mentioned. Compared with 4Q17, cost of goods sold and gross profit registered respectively, a growth of 5% and 1% due to the same factors mentioned above.

Sales, general and administrative expenses – Total of R$ 170 million (+13%). The increase reflects the 26% higher average number of stores in operation. Excluding the expenses of new stores, sales, general and administrative expenses were down 7% lower year-over-year, principally due to the non-recurring expenses in 1Q17 of R$ 6 million with the transfer of the Belém DC to the city of Benevides and associated indemnity payments. The decline in SG&A expenses is also due to initiatives implemented by Extrafarma for increasing productivity and reducing expenses. Compared with 4Q17, sales, general and administrative expenses recorded a growth of 3% due to the larger average number of stores.

Result from disposal of property – The result from the disposal of property by Extrafarma was neutral in 1Q18, against a net expense of R$ 6 million in 1Q17 and a neutral result in 4Q17. In 1Q17, the result reflects the write-off of non-depreciated assets following the transfer of the distribution center.

EBITDA – Extrafarma posted a near zero EBITDA in the quarter, compared to a reported EBITDA of R$ 4 million in 1Q17, impacted by the smaller growth of the market and a larger number of maturing stores. Excluding the effects of new stores, EBITDA totaled R$ 11 million in this quarter compared to a R$ 15 million EBITDA excluding non-recurrent effects in 1Q17. Compared with 4Q17, EBITDA was down due to the same factors already mentioned.

Investments – Extrafarma invested R$ 16 million, mainly in the opening of 12 new stores and IT focused on improving the shopping experience and operational excellence.

10

Ultrapar

	1Q18	1Q17	4Q17	Δ (%) 1Q18 v 1Q17		Δ (%) 1Q18 v 4Q17
Net sales and services	20,751	18,545	21,348	12%		(3%	)
Net earnings[1]	73	355	389	(79%	)	(81%	)
Earnings per share attributable to the shareholders[2]	0.14	0.65	0.72	(79%	)	(81%	)
Adjusted EBITDA	508	947	1,047	(46%	)	(51%	)
Adjusted EBITDA ex-non-recurring items³	794	898	1,047	(12%	)	(24%	)
Investments	604	485	798	24%		(24%	)

Amounts in R$ million (except EPS)

¹	Under IFRS, consolidated net earnings includes net earnings attributable to non-controlling shareholders of the controlled companies
²	Calculated in Reais based on the weighted average of the number of shares over the period, net of shares held in treasury
[3]	Adjusted EBITDA and excluding the R$ 286 million fine following the decision of CADE to reject the acquisition of Liquigás. In the annual comparison, the EBITDA of 1Q17 does not consider the reversal of provision in the amount of R$ 49 million reported

Net revenues – Total of R$ 20,751 million (+12%) due to growth in revenues at all the businesses. Compared with 4Q17, net revenues reported a drop of 3% due to lower revenues at all the businesses with the exception of Extrafarma.

Adjusted EBITDA – Total of R$ 508 million (-46%) due to reduced EBITDA at Ultragaz, affected by the payment of a R$ 286 million fine following CADE’s decision not to approve the acquisition of Liquigás, as well as the reduction in EBITDA at all the businesses with the exception of Ultracargo. It should be pointed out that Oxiteno’s EBITDA was affected by the reversal of a provision in 1Q17 in the amount of R$ 49 million. Compared with 4Q17, Adjusted EBITDA was down 51%, with a reduction at all the businesses except Ultracargo, the comparison also being effected by the payment of the fine. In comparable basis, Adjusted EBITDA excluding non-recurrent items presented a drop of 12% over 1Q17.

Depreciation and amortization4 – Total of R$ 299 million (+2%) due to the investments over the past 12 months, with particular emphasis on the expansion of the Ipiranga service station and Extrafarma drugstore networks as well as preparations for the operational startup of the new Oxiteno plant in Pasadena. Compared with 4Q17, depreciation and amortization costs and expenses were down by 2%.

Financial results – Ultrapar reported a net debt on March 31, 2018 of R$ 8.5 billion (2.4x LTM Adjusted EBITDA) compared with R$ 6.3 billion on March 31, 2017 (1.5x LTM Adjusted EBITDA), principally due to the lower EBITDA in the quarter, affected by the fine of R$ 286 million related to Liquigás’ acquisition, and higher investments in the period. Ultrapar’s net financial expense was R$ 107 million, R$ 14 million less than compared with 1Q17, due to the lower CDI Interbank Rate on a year-over-year comparison, despite the higher net debt, exchange rate effects between periods and the effect of the reversal of the provision resulting from the exclusion of ICMS from the base for calculating PIS and Cofins charges in 1Q17. Compared with 4Q17, the net financial expense was down R$ 12 million due to the decline of CDI between quarters, in spite of higher net debt, and the exchange rate effects between periods.

Net earnings – Total of R$ 73 million (-79%) due to the reduction in EBITDA and higher depreciation and amortization, despite the reduction in financial expenses. In relation to 4Q17, net earnings registered a reduction of 81% due to the same factors already mentioned above.

Operating cash flow – Total of -R$ 113 million in 1Q18 compared to a total of R$ 254 million in 1Q17 due to the payment of the fine following CADE’s decision not to approve the acquisition of Liquigás and insurance recoveries in 1Q17. Excluding the impact of the fine net of taxes, operating cash flow totaled R$ 76 million in 1Q18.

[4]	Includes amortization of contractual assets with customers – exclusive rights

11

Capital markets

Ultrapar’s financial volume was R$ 123 million/day (+4%) in 1Q18 including trading on both B3 and the NYSE. The Company’s share price closed 1Q18 at R$ 70.92 on B3, a decline of 5% in the quarter while the Ibovespa index reported an appreciation of 12% in the same period. Ultrapar’s shares on the NYSE depreciated by 5% in 1Q18, while the Dow Jones Industrial Average depreciated by 2% in 1Q18. Ultrapar ended 1Q18 with R$ 39 billion market capitalization (-1%).

Capital markets	1Q18	1Q17	4Q17
Number of shares (000)	556,405	556,405	556,405
Market capitalization[1] (R$ million)	39,460	39,850	41,730
B3
Average daily volume (shares)	1,122,070	1,238,374	1,239,097
Average daily volume (R$ 000)	85,424	83,665	91,988
Average share price (R$/shares)	76.13	67.56	74.24
NYSE
Quantity of ADRs[2] (000 ADRs)	30,280	29,619	30,635
Average daily volume (ADRs)	489,799	516,404	470,775
Average daily volume (US$ 000)	11,534	11,084	10,816
Average share price (US$/ADRs)	23.55	21.46	22.97
Total
Average daily volume (shares)	1,611,869	1,754,778	1,709,871
Average daily volume (R$ 000)	122,828	118,467	127,136

¹	Calculated based on the closing price for the period
[2]	1 ADR = 1 common share

12

Debt (R$ million)

Ultrapar consolidated	1Q18	1Q17	4Q17
Gross Debt	(14,780.3)	(11.038,9)	(13.590,6)
Cash and cash equivalents	6,239.3	4,753.1	6,369.9
Net debt	(8,541.0)	(6,285.8)	(7,220.7)
Net debt/Adjusted EBITDA LTM	2.41	1.53	1.81
Average cost of debt (% CDI)	97.5%	93.5%	97.1%
Average cash yield (% CDI)	96.4%	92.5%	96.5%

Debt amortization profile:

Debt breakdown:

Local currency	9,936.0
Foreign currency	4,665.5
Result from currency and interest hedge instruments	178.8
Total	14,780.3

13

ULTRAPAR

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	MAR 18	MAR 17	DEC 17
ASSETS
Cash and cash equivalents	4,667.6	3,572.7	5,002.0
Financial investments	1,482.0	1,173.0	1,283.5
Trade accounts receivables and reseller financing	4,351.3	3,385.7	4,147.9
Inventories	3,338.1	2,626.7	3,513.6
Taxes	899.1	562.4	881.6
Contractual assets with customers—exclusive rights	456.8	452.8	456.2
Other	242.5	247.2	205.2
Total Current Assets	15,437.4	12,020.5	15,490.0
Investments	155.6	148.4	150.2
Property, plant and equipment and intangibles	9,032.6	7,785.2	8,797.2
Financial investments	89.6	7.4	84.4
Trade accounts receivables and reseller financing	347.6	242.9	330.0
Deferred income tax	710.8	442.8	614.1
Escrow deposits	830.3	788.9	822.7
Contractual assets with customers—exclusive rights	1,037.1	1,001.7	1,046.1
Other	907.7	488.5	870.9
Total Non-Current Assets	13,111.3	10,905.8	12,715.5
TOTAL ASSETS	28,548.7	22,926.3	28,205.5
LIABILITIES
Loans, financing and debentures	2,890.4	2,944.2	3,503.7
Suppliers	1,859.8	1,195.3	2,155.5
Payroll and related charges	304.5	286.9	388.1
Taxes	221.7	184.0	221.5
Other	358.9	409.7	740.9
Total Current Liabilities	5,635.2	5,020.1	7,009.7
Loans, financing and debentures	11,890.0	8,094.7	10,086.9
Judicial provisions	866.0	637.7	861.2
Post-retirement benefits	213.7	123.2	207.9
Other	478.4	328.4	449.9
Total Non-Current Liabilities	13,448.1	9,184.0	11,605.5
TOTAL LIABILITIES	19,083.2	14,204.1	18,615.2
STOCKHOLDERS’ EQUITY
Capital	5,171.8	3,838.7	5,171.8
Reserves	4,314.7	5,026.8	4,314.8
Treasury shares	(482.3)	(480.2)	(482.3)
Others	126.6	304.0	246.8
Non-controlling interest	334.7	32.9	339.3
Total shareholders’ equity	9,465.5	8,722.2	9,590.3
TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	28,548.7	22,926.3	28,205.5
Cash and financial investments	6,239.3	4,753.1	6,369.9
Debt	(14,780.3)	(11,038.9)	(13,590.6)
Net cash (debt)	(8,541.0)	(6,285.8)	(7,220.7)

14

ULTRAPAR

In million Reais

CONSOLIDATED INCOME STATEMENT

	1Q18	1Q17	4Q17
Net sales and services	20,751.1	18,544.6	21,347.6
Cost of products and services sold	(19,229.8)	(16,987.5)	(19,543.5)
Gross profit	1,521.3	1,557.1	1,804.1
Operating expenses
Selling	(671.4)	(597.1)	(629.4)
General and administrative	(372.6)	(362.6)	(416.0)
Other operating income (expenses), net	(262.7)	56.3	(19.3)
Income from sale of assets	(2.2)	(6.4)	(1.5)
Operating income	212.3	647.3	738.0
Financial results
Financial income	112.4	164.4	133.8
Financial expenses	(219.4)	(285.5)	(253.3)
Equity in earnings (losses) of affiliates	(3.0)	6.4	4.6
Income before income and social contribution taxes	102.4	532.6	623.1
Provision for income and social contribution taxes
Current	(138.5)	(197.7)	(255.6)
Deferred	92.5	12.3	0.3
Benefit of tax holidays	16.5	7.5	21.6
Net Income	72.9	354.7	389.4
Net income attributable to:
Shareholders of Ultrapar	73.9	352.6	393.7
Non-controlling shareholders of the subsidiaries	(1.0)	2.1	(4.3)
Adjusted EBITDA	508.1	947.0	1,046.9
Depreciation and amortization¹	298.8	293.3	304.4
Total investments²	603.5	485.3	798.2
RATIOS
Earnings per share—R$	0.14	0.65	0.72
Net debt / Stockholders’ equity	0.90	0.72	0.75
Net debt / LTM Adjusted EBITDA	2.41	1.53	1.81
Net interest expense / Adjusted EBITDA	0.21	0.13	0.11
Gross margin	7.3%	8.4%	8.5%
Operating margin	1.0%	3.5%	3.5%
Adjusted EBITDA margin	2.4%	5.1%	4.9%
Number of employees	16,991	15,388	16,448

¹	Includes amortization with contractual assets with customers – exclusive rights
²	Includes property, plant and equipment and additions to intangible assets, contractual assets with customers, financing of clients and rental advances (net of repayments)

15

ULTRAPAR

In million Reais

CONSOLIDATED CASH FLOW

	JAN—MAR	JAN—MAR
	2018	2017
Cash flows from operating activities
Net income for the year	72.9	354.7
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	3.0	(6.4)
Amortization of assets arising from costs to obtain or fulfill a contract	104.5	128.2
Depreciation and amortization	194.2	165.0
PIS and COFINS credits on depreciation	4.3	3.2
Interest, monetary, and foreign exchange rate variations	223.2	169.0
Deferred income and social contribution taxes	(92.5)	(12.3)
(Gain) loss on disposal of property, plant and equipment and intangibles	2.2	6.4
Estimated losses on doubtful accounts	27.5	15.1
Provision for losses in inventories	(0.1)	2.5
Provision for post-employment benefits	5.7	2.7
Other provisions and adjustments	(1.3)	0.3
	543.6	828.5
(Increase) decrease in current assets
Trade receivables and reseller financing	(230.9)	(12.6)
Inventories	175.6	153.9
Recoverable taxes	(13.6)	(20.6)
Dividends received from subsidiaries and joint-ventures	(25.2)	305.1
Insurance and other receivables	3.5	(29.2)
Contractual assets with customers – exclusive rights	(0.6)	(4.5)
Increase (decrease) in current liabilities
Trade payables	(295.7)	(514.3)
Salaries and related charges	(83.6)	(75.8)
Taxes payable	0.2	15.6
Income and social contribution taxes	6.0	169.4
Post-employment benefits	—	(1.3)
Provision for tax, civil, and labor risks	(7.1)	(1.2)
Insurance and other payables	(32.6)	63.9
Deferred revenue	0.4	(0.1)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(17.6)	(15.7)
Recoverable taxes	(12.3)	(30.6)
Escrow deposits	(7.7)	(10.1)
Other receivables	5.6	1.6
Prepaid expenses	(30.1)	(47.5)
Contractual assets with customers – exclusive rights	0.4	5.9
Increase (decrease) in non-current liabilities
Post-employment benefits	0.3	0.7
Provision for tax, civil, and labor risks	4.7	(89.4)
Other payables	33.4	(6.3)
Deferred revenue	0.5	0.3
Payments of assets arising from costs to obtain or fulfill a contract	(95.9)	(146.0)
Income and social contribution taxes paid	(34.3)	(285.0)
Net cash provided by operating activities	(113.1)	254.4
Cash flows from investing activities
Financial investments, net of redemptions	(203.5)	246.2
Cash and cash equivalents of subsidiary acquired	3.7	—
Acquisition of property, plant, and equipment	(284.5)	(241.8)
Acquisition of intangible assets	(70.9)	(32.9)
Acquisiton of companies	(100.0)	—
Capital increase in joint ventures	(8.0)	—
Proceeds from disposal of property, plant and equipment and intangibles	4.9	5.5
Net cash used in investing activities	(658.3)	(23.1)
Cash flows from financing activities
Loans and debentures
Proceeds	2,081.1	283.3
Repayments	(1,074.0)	(606.1)
Interest paid	(84.3)	(153.3)
Payments of financial lease	(1.3)	(1.3)
Dividends paid	(488.1)	(470.8)
Sale of treasury shares	(0.0)	—
Net cash provided by (used in) financing activities	433.4	(948.2)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	3.6	15.4
Increase (decrease) in cash and cash equivalents	(334.4)	(701.5)
Cash and cash equivalents at the beginning of the year	5,002.0	4,274.2
Cash and cash equivalents at the end of the year	4,667.6	3,572.7

16

IPIRANGA

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	MAR 18	MAR 17	DEC 17
OPERATING ASSETS
Trade accounts receivable	3,259.8	2,449.9	3,100.8
Trade accounts receivable—noncurrent portion	313.3	208.4	297.4
Inventories	1,938.3	1,448.6	2,101.5
Taxes	534.9	269.6	526.0
Contractual assets with customers—exclusive rights	1,493.9	1,454.6	1,502.4
Other	824.6	523.5	739.9
Property, plant and equipment, intangibles and investments	3,356.2	2,746.8	3,309.0
TOTAL OPERATING ASSETS	11,721.0	9,101.3	11,576.9
OPERATING LIABILITIES
Suppliers	1,251.3	737.0	1,495.5
Payroll and related charges	85.0	73.7	122.9
Post-retirement benefits	192.8	106.0	188.8
Taxes	153.6	109.2	155.2
Judicial provisions	326.9	102.5	326.1
Other accounts payable	246.2	259.4	195.2
TOTAL OPERATING LIABILITIES	2,255.9	1,387.8	2,483.7

CONSOLIDATED INCOME STATEMENT

	1Q18	1Q17	4Q17
Net sales	17,516.3	15,735.6	17,947.4
Cost of products and services sold	(16,574.1)	(14,775.9)	(16,818.2)
Gross profit	942.2	959.7	1,129.2
Operating expenses
Selling	(363.3)	(301.2)	(285.6)
General and administrative	(185.3)	(179.1)	(211.3)
Other operating income (expenses), net	21.2	20.5	66.4
Income from sale of assets	(0.8)	(0.4)	(1.1)
Operating income	413.9	499.5	697.6
Equity in earnings (losses) of affiliates	0.2	0.3	0.3
Adjusted EBITDA	585.4	686.9	877.7
Depreciation and amortization¹	171.2	187.1	179.7
RATIOS
Gross margin (R$/m3)	173	173	191
Operating margin (R$/m3)	76	90	118
Adjusted EBITDA margin (R$/m3)	107.2	123.7	148.6
Adjusted EBITDA margin (%)	3.3%	4.4%	4.9%
Number of service stations	8,039	7,648	8,005
Number of employees	3,386	2,953	3,051

¹	Includes amortization with contractual assets with customers—exclusive rights

17

OXITENO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	MAR 18	MAR 17	DEC 17
OPERATING ASSETS
Trade accounts receivable	523.0	508.3	530.1
Inventories	804.0	686.8	851.7
Taxes	151.0	125.3	181.6
Other	140.8	136.3	162.5
Property, plant and equipment, intangibles and investments	2,207.6	1,811.1	2,114.5
TOTAL OPERATING ASSETS	3,826.5	3,267.8	3,840.5
OPERATING LIABILITIES
Suppliers	268.4	182.9	300.3
Payroll and related charges	62.4	60.4	86.0
Taxes	30.8	35.7	29.9
Judicial provisions	15.8	13.5	16.4
Other accounts payable	41.6	44.1	60.7
TOTAL OPERATING LIABILITIES	419.0	336.6	493.3

CONSOLIDATED INCOME STATEMENT

	1Q18	1Q17	4Q17
Net sales	999.3	912.4	1,131.9
Cost of goods sold
Variable	(684.5)	(608.5)	(780.9)
Fixed	(103.2)	(89.3)	(97.7)
Depreciation and amortization	(36.3)	(32.3)	(35.9)
Gross profit	175.3	182.4	217.4
Operating expenses
Selling	(78.0)	(71.0)	(88.2)
General and administrative	(88.8)	(84.4)	(94.3)
Other operating income (expenses), net	1.9	49.4	0.3
Income from sale of assets	(0.4)	(0.9)	(0.6)
Operating income	10.1	75.4	34.6
Equity in earnings (losses) of affiliates	0.3	0.2	0.4
EBITDA	51.2	111.5	76.7
Depreciation and amortization	40.8	35.9	41.7
RATIOS
Gross margin (R$/ton)	974	931	1,080
Gross margin (US$/ton)	300	296	333
Operating margin (R$/ton)	56	385	172
Operating margin (US$/ton)	17	123	53
EBITDA margin (R$/ton)	284	570	381
EBITDA margin (US$/ton)	88	181	117
Number of employees	1,931	1,906	1,901

18

ULTRAGAZ

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	MAR 18	MAR 17	DEC 17
OPERATING ASSETS
Trade accounts receivable	367.2	261.0	340.4
Trade accounts receivable—noncurrent portion	34.0	34.1	32.3
Inventories	105.6	101.0	137.1
Taxes	66.7	68.1	69.2
Escrow deposits	211.3	204.9	208.4
Other	55.8	57.7	63.9
Property, plant and equipment, intangibles and investments	973.2	968.7	966.3
TOTAL OPERATING ASSETS	1,813.7	1,695.5	1,817.5
OPERATING LIABILITIES
Suppliers	74.7	53.0	69.9
Payroll and related charges	85.7	89.1	111.0
Taxes	10.4	9.4	8.8
Judicial provisions	110.1	106.2	109.6
Other accounts payable	141.4	44.0	145.7
TOTAL OPERATING LIABILITIES	422.3	301.7	445.0

CONSOLIDATED INCOME STATEMENT

	1Q18	1Q17	4Q17
Net sales	1,625.8	1,352.3	1,669.8
Cost of sales and services	(1,432.3)	(1,133.7)	(1,422.7)
Gross profit	193.5	218.6	247.0
Operating expenses
Selling	(81.9)	(98.9)	(111.1)
General and administrative	(49.4)	(51.0)	(58.9)
Other operating income (expenses), net	(284.9)	2.2	(83.2)
Income from sale of assets	(0.8)	0.5	3.4
Operating income (loss)	(223.5)	71.4	(2.7)
Equity in earnings (losses) of affiliates	0.0	(0.0)	0.4
EBITDA	(170.0)	112.6	48.1
Depreciation and amortization	53.4	41.2	50.4
RATIOS
Gross margin (R$/ton)	472	528	580
Operating margin (R$/ton)	(545)	172	(6)
EBITDA margin (R$/ton)	(415)	272	113
Number of employees	3,586	3,631	3,633

19

ULTRACARGO

In million Reais

CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	MAR 18	MAR 17	DEC 17
OPERATING ASSETS
Trade accounts receivable	43.9	37.2	34.6
Inventories	5.6	6.4	5.6
Taxes	2.5	0.7	0.5
Other	13.6	23.1	16.0
Property, plant and equipment, intangibles and investments	1,068.9	930.5	976.6
TOTAL OPERATING ASSETS	1,134.5	997.9	1,033.4
OPERATING LIABILITIES
Suppliers	22.5	15.2	34.6
Payroll and related charges	26.3	23.0	26.3
Taxes	5.9	5.9	6.9
Judicial provisions	25.0	25.6	26.4
Other accounts payable¹	100.4	178.1	119.8
TOTAL OPERATING LIABILITIES	180.2	247.7	213.9

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables—indemnification clients

CONSOLIDATED INCOME STATEMENT

	1Q18	1Q17	4Q17
Net sales	116.0	100.7	119.0
Cost of sales and services	(58.8)	(50.2)	(59.3)
Gross profit	57.2	50.5	59.7
Operating expenses
Selling	(1.9)	(1.5)	(2.3)
General and administrative	(26.8)	(23.4)	(30.1)
Other operating income (expenses), net	(0.7)	(15.7)	(3.1)
Income from sale of assets	0.0	0.1	(0.1)
Operating income	27.8	10.0	24.1
Equity in earnings (losses) of affiliates	0.6	0.3	0.2
EBITDA	41.0	21.9	36.6
Depreciation and amortization	12.5	11.7	12.3
RATIOS
Gross margin	49.3%	50.1%	50.2%
Operating margin	24.0%	9.9%	20.3%
EBITDA margin	35.3%	21.8%	30.8%
Number of employees	731	650	715

20

EXTRAFARMA

In million Reais

BALANCE SHEET

	QUARTERS ENDED IN
	MAR 18	MAR 17	DEC 17
OPERATING ASSETS
Trade accounts receivable	166.5	138.5	149.9
Inventories	484.6	384.1	417.7
Taxes	132.4	101.8	121.7
Other	19.9	19.5	17.4
Property, plant and equipment and intangibles	1,130.0	1,029.6	1,131.3
TOTAL OPERATING ASSETS	1,933.5	1,673.5	1,837.9
OPERATING LIABILITIES
Suppliers	247.8	212.2	254.9
Payroll and related charges	44.7	40.5	41.7
Taxes	20.2	22.9	20.0
Judicial provisions	48.8	59.6	53.7
Other accounts payable	13.0	11.5	13.1
TOTAL OPERATING LIABILITIES	374.5	346.6	383.3

INCOME STATEMENT

	1Q18	1Q17	4Q17
Gross Revenues	542.0	476.0	522.0
Sales returns, discounts and taxes	(30.4)	(26.2)	(29.9)
Net sales	511.6	449.8	492.2
Cost of products and services sold	(358.5)	(303.9)	(341.3)
Gross profit	153.0	145.9	150.9
Operating expenses	(169.7)	(150.2)	(164.4)
Other operating income (expenses), net	(0.2)	0.0	(0.0)
Income from sale of assets	(0.3)	(5.6)	(0.2)
Operating income (loss)	(17.2)	(9.9)	(13.8)
EBITDA	(0.2)	4.0	2.8
Depreciation and amortization	17.0	13.9	16.6
RATIOS[1]
Gross margin (%)	28.2%	30.7%	28.9%
Operating margin (%)	-3.2%	-2.1%	-2.6%
EBITDA margin (%)	0.0%	0.8%	0.5%
Number of employees	6,902	5,798	6,698

[1]	Calculated base on gross revenues

21

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2018)

Date, Time and Location:

May 5, 2018, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, duly signed, and the members of the Fiscal Board in relation to the item number 1 of the agenda, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law (“Lei das Sociedades por Ações”), all of whom herein signed.

Agenda and Decisions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of this fiscal year, were approved the financial statements of the Company.

2.	The Directors verified, under the terms of the Disclosure and Securities Trading Policy of the Company, the adherence of the transactions performed by the beneficiaries of the individual investment programs filed at the Company to the programs formalized by them.

3.	The Directors were updated about the strategic and expansion programs of the Company.

4.	The Directors analyzed the proposal submitted by the Company’s Executive Board on the participation of Bahiana Distribuidora de Gás Ltda., a subsidiary of the Company (“Bahiana”), in the biding process of “Grant of Pecuniary Usage of Public Areas and Infrastructure not Affected by the Port Operations, Designated to Liquefied Petroleum Gas—LPG Warehouse and Distribution, Located Inside Miramar Petrochemical Terminal, in Pará State, named MIR01, BEL06 and BEL05”, as defined in the competitive bidding notice Auction nr 01/2018-CDP (“Auction”).

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 2, 2018)

After having analyzed the proposal above, the Directors enacted the participation of Bahiana in the Auction and authorized the practice all acts necessary to the participation of Bahiana, including but not limited to, the settlement of guarantees (surety bond or guarantee) for the bidding process and/or for meeting the demands of the agreement, document signing and practice all acts required or necessary prior to, during or after the Auction, if applicable, to settle the respective concession, in the event the Company wins the process.

5.	The Chief Executive Officer of the Company, Mr. Frederico Curado, informed that Mr. André Covre, Executive Officer of the Company and Chief Executive Officer of Extrafarma, has decided to leave the positions occupied in the Company to dedicate himself in new personal and professional projects.

To occupy such position, the Chief Executive Officer of the Company submitted to the Board of Directors the name of Mr. Rodrigo de Almeida Pizzinatto, Brazilian, married, businessman, with identity bearer nº 27.715.764-X, and enrolled in CPF/MF under the nº 270.708.278-0, with commercial address at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the city and State of São Paulo.

The Board of Directors decided to appoint Mr. Pizzinatto for a term with beginning on June 2nd, 2018, when he will sign the deed of investiture, until the remaining period of the other members of the Board of Officers of the Company. Mr. Rodrigo de Almeida Pizzinatto, previously consulted, informed that (a) is not incurred in any offense that prevents him to carrying out the duties to the position of which he was appointed; (b) does not have positions in companies that may be considered competitors with the Company; and (c) has no conflict of interest with the Company, in accordance to the article 147 of the Law nº 6,404/76.

Mr. André Covre will have his resignation effective on May 31th, 2018 and will have a transition period with Mr. Rodrigo Pizzinatto until this date. The members of the Board of Directors expressed their gratitude to Mr. André Covre for the 14 years of great contributions to the Company.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 2, 2018)

6.	The Chairman of the Board of Directors, Mr. Paulo Guilherme Aguiar Cunha, expressed his understanding that now it is the time to complete the process of his succession and thus secure a further step to ensure the Company’s perpetuity. In this sense, Mr. Paulo Guilherme Aguiar Cunha presented his letter of resignation as a member of the Board of Directors.

The other Directors highlighted the relevance of Mr. Paulo Guilherme Aguiar Cunha to construct the values of the Company in the last 50 years of relentless dedication to Ultrapar. The Directors expressed that these values will remain as an example to be followed and perpetuated by the Company and as a basis for the continuous learning of its executives. Then, the Directors expressed its gratitude for the guidance, the integrity and respect with which Mr. Paulo Guilherme Aguiar Cunha has always conducted the business of the Company, paving the way that become possible raised it to the levels of performance and governance achieved throughout these decades.

7.	In recognition of the inestimable value of his contributions, the Board of Directors resolved to create an honorific, lifelong and personally position of Chairman Emeritus of the Board of Directors, appointing Mr. Paulo Cunha to occupy this position as of this date.

This position will not have administrative functions, not being considered an effective position of the Board of Directors of the Company.

The Directors also resolved that the Internal Bylaws of the Board of Directors shall be modified in order to reflect the creation of this position, and the redaction shall be submitted to the approval in the next meeting of the Board of Directors.

8.	Immediately thereafter, the Board of Directors decided to elect Mr. Pedro Wongtschowski, the Vice-Chairman of the Board of Directors, to succeed Mr. Paulo Cunha as a Chairman of the Board of Directors, and Mr. Lucio de Castro Andrade Filho as the Vice-Chairman of the Board of Directors. The both elected members will initiate its functions as of this date for the remaining period of its terms as Directors of the Company. The Directors will eventually appoint a new member who will serve until the next Annual General Meeting of the Company, pursuant its Bylaws.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 2, 2018)

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, and by the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski – Vice-Chairman

Lucio de Castro Andrade Filho

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Flavio Cesar Maia Luz – Chairman of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2018 Report on Review of Interim Financial Information, 1Q18 Earnings release and Board of Directors Minutes)